Exhibit 2.1

EXECUTION COPY

MERGER PROTOCOL

between

FEDEX CORPORATION

and

TNT EXPRESS N.V.

regarding the combination of FedEx and TNT Express through a public offer by FedEx for all issued and outstanding ordinary shares of TNT Express

Dated 6 April 2015

TABLE OF CONTENTS

1	INTERPRETATION	10

1.1	Defined terms	10

2	THE OFFER	10

2.1	Undertaking FedEx	10
2.2	Bidco	10
2.3	Offer Price	10
2.4	Commencement Date	11
2.5	Acceptance Period	11
2.6	Unconditional Date and Settlement Date	13
2.7	Post-Closing Acceptance Period	13
2.8	Merger Rules	13
2.9	Offer Document	14
2.10	Position Statement	15
2.11	Cooperation	16
2.12	Information	16
2.13	First Announcement	16
2.14	SEC and AFM Filings	17
2.15	Timetable	17

3	RECOMMENDATION OF THE BOARDS	17

3.1	Recommendation of the Boards	17
3.2	No revocation of Recommendation	18
3.3	Fairness Opinions	19
3.4	Shareholdings of members of the Boards	19

4	CONDITIONS	19

4.1	Pre-Offer Conditions	19
4.2	Waiver	22
4.3	Offer Conditions	23
4.4	Waiver	25
4.5	Non-fulfilment and announcement	26
4.6	Undertakings with regard to fulfilment of conditions	27
4.7	Confirmations	28
4.8	Competition Clearances	28
4.9	Binding advice in relation to Material Adverse Effect	30

5	FINANCING	31

6	STRATEGIC RATIONALE, INTEGRATION AND NON-FINANCIAL COVENANTS	31

6.1	Strategic Rationale	31
6.2	Non-Financial Covenants	32
6.3	Integration Committee	33
6.4	Duration	33
6.5	Benefit and Enforcement	34

7	CORPORATE GOVERNANCE	34

7.1	Supervisory Board	34
7.2	Independent members of the Supervisory Board	35
7.3	Executive Board	36
7.4	Resignation and Discharge	36
7.5	Dutch Corporate Governance Code	37
7.6	Articles of association	37

8	POST-SETTLEMENT RESTRUCTURINGS	37

8.1	Delisting	37
8.2	Buy-Out	38
8.3	Asset Sale	38
8.4	Indemnity, insurance and litigation	40
8.5	Other Post-Settlement Restructurings	41
8.6	Role and veto right of Independent Members in Boards	43

9	UNDERTAKINGS AND INTERIM PERIOD	44

9.2	Employee clearances	44
9.3	Incentive Plans	46
9.4	Conduct of TNT Express during the Interim Period	47
9.5	Access and information	49
9.6	Conduct of FedEx during the Interim Period	49
9.7	TNT Express Airline operations	50

10	EXTRAORDINARY MEETINGS OF SHAREHOLDERS	51

10.1	Convocation EGM	51
10.2	Asset Sale Resolutions	51
10.3	Governance Resolutions	52
10.4	New EGM and voting	52

11	WARRANTIES	53

11.1	TNT Express warranties	53
11.2	FedEx warranties	53

12	EXCLUSIVITY	53

12.1	Restrictions	53
12.2	Potential Superior Offer and Superior Offer	55
12.3	Procedure in case of a Potential Superior Offer	57
12.4	Procedure in case of a Superior Offer	58
12.5	Consecutive (Potential) Superior Offers	60

13	TERMINATION	60

13.1	Termination grounds	60
13.2	Surviving Clauses	61

14	BREAK FEE	62

14.1	Break fee TNT Express	62
14.2	Break fee FedEx	62
14.3	Other remedies	63
14.4	Disclosure	63

15	COSTS AND EXPENSES	63

16	CONFIDENTIALITY	64

16.1	Disclosure	64
16.2	Non-disclosure Agreement	64

17	STAKEBUILDING	64

17.1	Stakebuilding	64
17.2	Relationship agreement	64

18	COMMUNICATIONS	64

19	NOTICES	65

19.1	Notices	65
19.2	Delivery	66

20	MISCELLANEOUS	67

20.1	Further assurances	67
20.2	Legal effect	67
20.3	Amendments	68
20.4	No assignment of rights and obligations	68
20.5	Counterparts	68
20.6	Entire agreement	68
20.7	Invalidity	69
20.8	No rescission	69
20.9	Specific performance	69
20.10	Language	70

21	GOVERNING LAW AND JURISDICTION	70

21.1	Governing law	70
21.2	Jurisdiction	70

SCHEDULE A. INTERPRETATION		72

SCHEDULE B. FIRST ANNOUNCEMENT		85

SCHEDULE C. TIMETABLE		86

SCHEDULE D. WARRANTIES		87

This MERGER PROTOCOL is entered into on 6 April 2015 by and between:

1.	FEDEX CORPORATION, a public company organised under the laws of the State of Delaware, having its registered office at 1209 Orange Street, Wilmington, DE 19801, United States of America (FedEx); and

2.	TNT EXPRESS N.V., a public company incorporated under the laws of The Netherlands, having its statutory seat in Amsterdam and its registered office at Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands (TNT Express).

FedEx and TNT Express are hereinafter also individually referred to as a Party and collectively as the Parties.

WHEREAS

A.	TNT Express and its Group Companies are engaged in providing logistics, transportation, express delivery and related business services. TNT Express is listed on the stock exchange of Euronext Amsterdam.

B.	FedEx and its Group Companies are also engaged in providing logistics, transportation, express delivery and related business services. FedEx is listed on the NYSE.

C.	The Parties wish to combine their businesses (the Combination) by way of a recommended full public offer (volledig openbaar bod) in respect of all issued and outstanding ordinary shares of TNT Express to be made by FedEx or Bidco as further described in this Merger Protocol (the Offer).

D.	Late February 2015, FedEx approached TNT Express expressing its initial interest in the business of TNT Express and its Group Companies. FedEx confirmed its interest in the business of the TNT Express Group on 21 March 2015.

E.	On 26 March 2015, FedEx and TNT Express entered into a confidentiality and standstill agreement (the Non-Disclosure Agreement).

F.

FedEx and its advisors have performed a high level due diligence investigation into certain financial, commercial, operational, legal, regulatory, tax and pension aspects of FedEx and its Group Companies and its businesses based on the information provided to FedEx or its advisors by or on behalf of TNT Express in various (expert) meetings and were given the opportunity to ask questions and received answers and certain documents in response to such requests (the Due Diligence).

G.	At the date of this Merger Protocol, TNT Express’s authorised share capital amounts to EUR 120,000,000, divided into 750,000,000 ordinary shares with a nominal value of EUR 0.08 each and 750,000,000 preference shares with a nominal value of EUR 0.08 each.

H.	On 28 February 2015, there were 7,962,136 American Depositary Receipts (ADRs) outstanding, each representing one ordinary share of TNT Express, and together representing approximately 1.45% of the issued and outstanding ordinary shares of TNT Express.

I.	At the date of this Merger Protocol, TNT Express’s total issued and outstanding share capital (including all ordinary shares represented by the ADRs) amounts to EUR 43,856,658.08 and consists of 548,208,226 validly issued and paid up ordinary shares, such shares, together with any ordinary shares that may be issued by TNT Express (i) pursuant to the Incentive Plans prior to Settlement, or (ii) as final dividend over the financial year 2014 paid in shares, the Shares.

J.	At the date of this Merger Protocol, TNT Express does not hold any shares in its own share capital.

K.	At the date of this Merger Protocol, FedEx does not hold any shares in the share capital of TNT Express.

L.	TNT Express has entered into an agreement with Stichting Continuïteit TNT Express Express (the Foundation) dated 31 May 2011 (the Foundation Option Agreement), pursuant to which the Foundation has been granted a call option to acquire from TNT Express such number of preference shares with a nominal value of EUR 0.08 each (the Protective Preference Shares) as is equal to the total number of Shares minus one and minus any Shares or Protective Preference Shares already issued to the Foundation (the Call Option). At the date of this Merger Protocol there are no Protective Preference Shares issued and outstanding.

M.

The Parties have carefully considered the interests of their stakeholders and the rationale for the Offer, including the considerations that the Offer should be consummated in accordance with the terms and subject to the conditions of this Merger Protocol, and the importance of FedEx owning 100% of the Shares or business of TNT Express to allow delisting, integration and implementation of the joint strategy. Accordingly, the Parties have agreed to the Asset Sale and subsequent Liquidation of TNT Express, in accordance with the terms and subject to the conditions of this Merger Protocol and the Asset Sale Documentation.

N.	The executive board (raad van bestuur) of TNT Express (the Executive Board) and the supervisory board (raad van commissarissen) of TNT Express (the Supervisory Board and, together with the Executive Board, the Boards) have in connection with the Offer and the Asset Sale received a fairness opinion from Goldman Sachs International (Goldman Sachs) to the effect that, as of such date and subject to the factors and assumptions set forth in the fairness opinion, the Offer Price to be paid to holders of Shares pursuant to the Offer is fair to the holders of Shares from a financial point of view and the aggregate value of the purchase price for the entire TNT Express business under the Asset Sale is from a financial point of view fair to TNT Express, and is in form and substance satisfactory to the Boards and in support of their recommendation and support of the Offer and the Asset Sale.

O.	The Supervisory Board has in connection with the Offer and the Asset Sale received an opinion from Lazard B.V. (Lazard) to the effect that, as of such date and subject to the qualifications and assumptions set forth in the opinion, the Offer Price to be paid to holders of Shares pursuant to the Offer is fair, from a financial point of view, to the holders of Shares and the aggregate value of the purchase price for the entire TNT Express business under the Asset Sale is fair, from a financial point of view fair to TNT Express.

P.	The Boards have approved the terms of this Merger Protocol and intend to fully support the Offer, the Asset Sale, the actions to be taken at the EGM of TNT Express and the other transactions contemplated by this Merger Protocol (the Transactions) and to recommend the Offer and the other Transactions to the Shareholders, all such subject to and in accordance with their fiduciary duties and upon the terms and subject to the conditions of this Merger Protocol.

Q.	On 24 February 2013, TNT Express and PostNL N.V. entered into an amended and restated relationship agreement (the Relationship Agreement). The Relationship Agreement provides, inter alia, for the terms and conditions on lock-up and the restrictions on transfer of Shares held by PostNL N.V. in the event of a third party making a public offer for TNT Express.

R.	PostNL N.V., holding approximately 14.7% of the Shares on the date of this Merger Protocol, has agreed in an irrevocable undertaking with FedEx to tender its Shares in the Offer and, also towards TNT Express by way of an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet), to vote in favour of the Asset Sale Resolutions and the Governance Resolutions proposed at the EGM of TNT Express (the Irrevocable). In addition, Mr. Sjoerd Vollebregt, member of the Supervisory Board, has committed to tender his Shares in the Offer, subject to the terms and conditions set out in this Merger Protocol.

S.	The Parties have discussed and agreed the contents and timing of (i) the public announcement of Offer, and (ii) communications with the relevant authorities and employee representatives. The notification and consultation procedure with respect to the Offer pursuant to the SER Fusiegedragsregels 2000 (the Dutch code in respect of informing and consulting of trade unions), the Dutch Works Council Act (Wet op de Ondernemingsraden; the WOR) and any other similar laws and regulations of any jurisdiction other than The Netherlands have been initiated or will be initiated immediately after execution of this Merger Protocol.

T.	FedEx confirmed to TNT Express that (i) given its own cash resources, market capitalisation, and ability to incur additional debt, it will be able to pay the aggregate Offer Price, and (ii) FedEx will have readily available funds to complete the Offer and pay the aggregate consideration due under the Transactions ultimately at the time FedEx will request the AFM to approve the Offer Document, using available cash resources and existing and new debt financing.

U.	The Parties have reached conditional agreement (voorwaardelijke overeenstemming) in respect of the Offer, the Asset Sale and the other Transactions and wish to set out their respective rights and obligations with respect to the Offer and the other Transactions in this Merger Protocol.

THE PARTIES NOW HEREBY AGREE AS FOLLOWS

1	INTERPRETATION

1.1	Defined terms

Capitalised words and expressions used in this Merger Protocol, including those used in the preamble to this Merger Protocol, shall have the meaning ascribed to such words and expressions in Schedule A.

2	THE OFFER

2.1	Undertaking FedEx

On the terms and subject to the conditions set out in this Merger Protocol, FedEx agrees with TNT Express that it (or, subject to Clause 2.2, Bidco) shall prepare, announce (aankondigen), make (uitbrengen), declare unconditional (gestand doen) and settle (betalen en levering aanvaarden) the Offer.

2.2	Bidco

FedEx is entitled to assign and/or transfer any and all of its rights and obligations under this Merger Protocol to an existing or newly incorporated wholly-owned subsidiary (any such entity, other than FedEx, being referred to in such capacity as Bidco) without requiring any further approval and/or cooperation of TNT Express. TNT Express hereby grants its consent and its full cooperation to such assignment and/or transfer. In the event of such assignment, this Merger Protocol shall, insofar as it refers to FedEx, apply mutatis mutandis to Bidco. FedEx will remain jointly and severally liable with Bidco for the proper performance of any obligations assigned and/or transferred to Bidco under this Clause 2.2.

2.3	Offer Price

Consideration

2.3.1

In accordance with the terms and subject to the conditions of this Merger Protocol, FedEx agrees with TNT Express that the price payable by FedEx for each Share validly tendered under the Offer and not withdrawn, or defectively tendered under the Offer if FedEx accepts such defective tender, shall be a consideration of EUR 8.00 (eight euro) in cash (and, in respect of the ADRs, the U.S. Dollar equivalent of EUR 8.00 (eight euro) per ADR, calculated by using the spot market exchange rate for the U.S. Dollar against the euro published on Bloomberg on the date on which funds are received by the paying agent to pay for ADRs upon completion of the Offer) (the Offer Price) which price includes any dividends and other distributions that may be declared or paid in the period between the date of this Merger Protocol and the Settlement Date other than the final dividend distribution for the financial year 2014 of EUR 0.08 (in cash or shares). The Offer Price will be paid subject to withholding tax payable under mandatory law (if any). FedEx may at any time, but is under no obligation to, increase the Offer Price in accordance with the Merger Rules.

Dividends

2.3.2	The Offer Price includes any (interim) dividend and other distribution that may be declared or paid by TNT Express in the period between the date of this Merger Protocol and the earlier of (i) the Settlement Date, and (ii) 6 June 2016 (the Long Stop Date), other than TNT Express’s final dividend payment (in whatever form) for the financial year 2014. If applicable, TNT Express can make a final dividend payment for the financial year 2015, it being understood that in case of any dividend or distribution that will be declared or paid before the Settlement Date or the Long Stop Date, as the case may be, the Offer Price will be reduced accordingly, except for the final dividend distribution for the financial year 2014.

2.4	Commencement Date

FedEx shall make the Offer in accordance with the terms and subject to the conditions of this Merger Protocol (including the satisfaction or waiver (either in whole or in part) of the Pre-Offer Conditions in accordance with this Merger Protocol) within 6 (six) Business Days after it has been notified by the AFM of the approval of the final Offer Document (the date on which the Offer is made, the Commencement Date).

2.5	Acceptance Period

Acceptance Period

2.5.1	Without prejudice to the Merger Rules, the Offer will be open for acceptance (aanmeldingstermijn) for a period of 10 (ten) weeks (the Acceptance Period). For the purpose of this Merger Protocol, the Closing Date will be the last day, after extension(s), if any, of the Acceptance Period.

Extensions

2.5.2	If any Offer Condition is not satisfied (taking into account any partial waiver of such Offer Condition in accordance with the terms and conditions of this Merger Protocol) or waived in whole in accordance with the terms and conditions of this Merger Protocol on the initial Closing Date, FedEx shall extend the initial Acceptance Period by no less than 2 (two) weeks and no more than 10 (ten) weeks after the initial Closing Date, provided that:

a.	if the Offer Condition relating to competition clearance set out in Clause 4.3(b) is not satisfied (taking into account any partial waiver of such Offer Condition in accordance with the terms and conditions of this Merger Protocol) or waived in whole in accordance with the terms and conditions of this Merger Protocol on the initial Closing Date, FedEx shall extend the initial Acceptance Period for 10 (ten) weeks after the initial Closing Date (or such shorter period as may be agreed in writing between Parties in light of the reasonably expected period required to satisfy the competition clearance condition set out in Clause 4.3(b)); and

b.	if the Offer Condition relating to competition clearance set out in Clause 4.3(b) is not satisfied (taking into account any partial waiver of such Offer Condition in accordance with the terms and conditions of this Merger Protocol) or waived in whole in accordance with the terms and conditions of this Merger Protocol on the postponed Closing Date, FedEx shall (subject to receipt of an exemption granted by the applicable regulator(s), to be requested timely by FedEx with the applicable regulator(s)) extend the initial Acceptance Period until such time as the Parties reasonably believe is necessary to cause such Offer Condition to be satisfied.

2.5.3	In case of one or more extensions of the Acceptance Period, all references to the Closing Date shall, unless the context requires otherwise, be deemed to refer to the latest date and time to which the Acceptance Period has been so extended.

2.5.4	Any request by FedEx to the AFM for an exemption to extend the Acceptance Period more than 1 (one) time, other than pursuant to Clause 2.5.2, shall require the prior written consent of TNT Express, which shall not be unreasonably withheld or delayed.

2.5.5	Nothing in this Clause 2 limits the rights of FedEx under article 15 paragraph 5 of the Decree.

2.6	Unconditional Date and Settlement Date

If the Offer Conditions have been satisfied or waived (either in whole or in part) in accordance with the terms and conditions of this Merger Protocol, FedEx agrees with TNT Express that it shall publicly announce that the Offer is declared unconditional no later than on the 3rd (third) Business Day after the Closing Date (the Unconditional Date). FedEx agrees with TNT Express that transfer (levering) of the Shares validly tendered under the Offer and not withdrawn, or defectively tendered under the Offer if FedEx accepts such defective tender, against payment of the Offer Price by FedEx (the Settlement) will take place as soon as practically possible and in any event within 3 (three) Trading Days after the Unconditional Date (the Settlement Date).

2.7	Post-Closing Acceptance Period

If and when FedEx declares the Offer unconditional (gestand doet), FedEx shall also publicly announce a post-closing acceptance period (na-aanmeldingstermijn) of no more than 2 (two) weeks (the Post-Closing Acceptance Period) and accept each Share that is validly tendered within such period, or defectively tendered and not withdrawn within such period if FedEx accepts such defective tender. FedEx agrees with TNT Express that transfer of a Share validly tendered during the Post-Closing Acceptance Period or defectively tendered and not withdrawn against payment of the Offer Price by FedEx will take place as soon as practicably possible and in any event within 3 (three) Trading Days after such Share has been tendered.

2.8	Merger Rules

Each of the Parties shall comply with, and shall procure that the Offer and the other Transactions shall be prepared, made and completed in accordance with, the Merger Rules.

2.9	Offer Document

2.9.1	FedEx shall prepare an offer document (biedingsbericht) (including all amendments and supplements thereto, the Offer Document) in accordance with current market practice and the Merger Rules. The Offer Document shall be in English, with a summary in Dutch, whereby the English version will prevail over the Dutch summary. FedEx shall give TNT Express and its advisors reasonable opportunity to review, comment upon and, except for sections solely relating to FedEx, approve in writing (which approval shall not unreasonably be withheld, conditioned or delayed) the Offer Document before it is (re-)filed for approval with the AFM. TNT Express, acting reasonably, undertakes to timely provide all such information and data relating to TNT Express and its Group Companies as is reasonably required to be included in the Offer Document.

2.9.2	The Offer Document shall contain 1 (one) or more provisions the effect of which is that those shareholders of TNT Express tendering their Shares under the Offer automatically cease to have and – by tendering their Shares under the Offer – waive any and all rights or entitlements they may have in their capacity as shareholders of TNT Express or otherwise in connection with their shareholding in TNT Express vis-à-vis TNT Express and any and all past and current members of the Boards.

2.9.3	Each Party shall use its reasonable best efforts to enable FedEx to file the draft Offer Document with the AFM as soon as reasonably possible.

2.9.4	The Parties shall provide each other and their respective advisors with (i) any comments or other communications, whether written or oral, that a Party or its advisors may receive from time to time from the AFM with respect to the Offer Document and requests for additional information promptly after receipt of those comments and other communications, (ii) a reasonable opportunity to review and comment upon the response of FedEx or TNT Express, as the case may be, to those comments, and (iii) an opportunity to participate with the other Party or its advisors in any discussions or meetings with the AFM, except for discussions which are of minor significance.

2.9.5

The Parties shall be jointly responsible for the accuracy and completeness of the information contained in the Offer Document, except that (i) FedEx alone is responsible for the information contained in the parts of the Offer Document relating to FedEx and the Offer, (ii) TNT Express alone is responsible for the information contained in the parts of the Offer

Document relating to TNT Express, and (iii) the Parties shall not be responsible for any auditor’s statements to be included in the Offer Document.

2.9.6	On the Commencement Date, FedEx shall make the Offer Document generally available in The Netherlands and in those other jurisdictions in which the Parties agree or are obliged pursuant to the Merger Rules to make the Offer. FedEx and TNT Express shall jointly announce the availability of the Offer Document by way of a press release and public announcement in compliance with the Merger Rules and shall disseminate the Offer Document in the jurisdictions where the Offer is made in accordance with the applicable laws and regulations in such jurisdictions. Each of the Parties shall procure that the Offer Document will be made available on its website.

2.10	Position Statement

Position Statement

2.10.1	TNT Express will prepare a position statement pursuant to article 18 of the Decree (the Position Statement), which, subject to the terms of this Merger Protocol, will set out the Recommendation, will be consistent with this Merger Protocol and will otherwise be consistent with the Merger Rules, and may include such additional information as TNT Express reasonably determines should be included therein. TNT Express shall give FedEx and its advisors reasonable opportunity to review and provide comments on the draft Position Statement.

Publication

2.10.2	TNT Express shall make the Position Statement publicly available simultaneously with the Offer Document, subject to the provisions of this Merger Protocol. If the consultations with the Works Council in accordance with the WOR have not been completed at the time of the publication of the Offer Document, the publication of the Position Statement will be postponed until such consultations have been completed, provided that TNT Express will in any event publish the Position Statement within 10 (ten) Business Days after the Commencement Date. The Parties shall procure that the Position Statement will be made available on the respective websites of TNT Express and FedEx.

2.11	Cooperation

Each of the Parties agrees to cooperate in the preparation of the Offer, in particular in the preparation of the Offer Document and the Position Statement, and to promptly furnish to the other Party, if relevant for inclusion, all information concerning it, its respective Group Companies, directors, officers and shareholders as may be required by the Merger Rules, Applicable Laws or as reasonably agreed by the Parties, such agreement not to be unreasonably withheld, conditioned or delayed, and to provide, and cause its respective directors, officers, employees, outside legal advisors, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by either Party, in connection with the foregoing.

2.12	Information

Each Party further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Offer Document, the Position Statement or any amendment or supplement thereto, or any other document pursuant to which the Offer will be made in any jurisdiction, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made, to promptly inform the other Party thereof and to take all appropriate steps to correct the relevant document or enable the other Party to do so, including causing, or enabling the other Party to cause, such documents, as so corrected, to be filed with the relevant stock market authorities and governmental authorities and, at such time as to be reasonably agreed by the Parties, disseminated or made generally available, as and to the extent required by the Merger Rules or Applicable Laws.

2.13	First Announcement

The execution of this Merger Protocol will be announced immediately following its execution and in any event prior to the opening of the first Trading Day following the execution of this Merger Protocol by way of a press release issued jointly by FedEx and TNT Express (the First Announcement). The AFM, Euronext Amsterdam and NYSE will be provided with a copy of the First Announcement simultaneously with its release. The relevant (national and international) press agents, the Socio-Economic Council (Sociaal-Economische Raad) and the relevant Dutch trade unions, the European works council of TNT Express and the Works Council will also receive a copy. A draft of the First Announcement is attached hereto as Schedule B.

2.14	SEC and AFM Filings

FedEx and TNT Express will each make all required filings with the U.S. Securities and Exchange Commission (SEC) and the AFM in connection with the First Announcement, the entering into of this Merger Protocol, the consummation of the Offer and the other Transactions.

2.15	Timetable

Each of the Parties shall use its best endeavours to ensure that the Offer and, when applicable, the other Transactions will be consummated as soon as possible following the date of this Merger Protocol, in accordance with the terms and subject to the conditions of this Merger Protocol, in accordance with the indicative timetable attached hereto as Schedule C.

3	RECOMMENDATION OF THE BOARDS

3.1	Recommendation of the Boards

3.1.1	On the basis that the Combination, the Offer and the Asset Sale, and the related transactions and actions as contemplated in this Merger Protocol, including in particular the Offer Price and the arrangements and agreements set out in Clause 5 (Financing), Clause 6 (Strategic rationale, integration and non-financial covenants), Clause 7 (Corporate governance), and Schedule H (Non-financial aspects of the Combination) are in the best interest of TNT Express and its stakeholders (including its shareholders) TNT Express confirms that the Boards, in a careful decision-making process, have duly considered and unanimously approved the Combination, the Offer, and the Asset Sale and intend, subject to the provisions of the Merger Protocol (including but not limited to Clause 9.2.4 and Clause 12 (Exclusivity):

a.	to fully support the Offer and the Asset Sale, in the case of the Asset Sale subject to the EGM approval;

b.	to unanimously recommend to the holders of Shares to accept the Offer and to tender their Shares pursuant to the Offer; and

c.	to unanimously recommend to pass the Resolutions (together, the Recommendation).

3.1.2	The Recommendation will be included in the First Announcement, the Offer Document and the Position Statement, and, subject to the terms and conditions of this Merger Protocol, the Recommendation will be referred to in all other announcements concerning the Offer.

3.2	No revocation of Recommendation

3.2.1	Subject to the terms and conditions of this Merger Protocol, TNT Express shall ensure that neither the Boards nor any of their members shall:

a.	withdraw, modify, amend or qualify their respective Recommendation, save for a withdrawal in accordance with Clause 12.4.5; or

b.	make any contradictory statements as to their position (including in any statements concerning any Alternative Proposal, Potential Superior Offer or Superior Offer) with respect to the Offer and the other Transactions unless TNT Express or FedEx has terminated the Merger Protocol in accordance with Clause 13, provided that in case 1 (one) or more members of the Boards are misquoted or inadvertently or without intent make such withdrawal or change or take or authorise contradictory actions or make or authorise contradictory (public) statements, TNT Express shall not be in breach of this Clause 3.2 if it publicly reconfirms the Recommendation of (the relevant member(s) of) the Boards as soon as possible but in any event within 24 (twenty-four) hours following such event.

3.2.2	Except if the Boards publicly reaffirm their Recommendation upon FedEx’s request, any public action by one or both Boards in deviation from the Recommendation, other than in accordance with the terms and conditions of this Merger Protocol, which causes uncertainty in the market as to the status of the Recommendation will constitute a material breach by TNT Express for the purpose of this Merger Protocol.

3.3	Fairness Opinions

The Boards have obtained, inter alia, the opinions, addressed to the Boards by Goldman Sachs and to the Supervisory Board by Lazard, in each case to the effect that, as of such date and subject to the qualifications and assumptions set forth in their respective opinions:

a.	the Offer Price to be paid to holders of Shares pursuant to the Offer is fair, from a financial point of view, to the Shareholders; and

b.	the aggregate value of the purchase price for the entire TNT Express business under the Asset Sale in accordance with the Asset Sale Documentation is fair, from a financial point of view, to TNT Express,

(such opinions, the Fairness Opinions). The Fairness Opinions will be included in the Position Statement and summarised in the First Announcement.

3.4	Shareholdings of members of the Boards

Subject to the Recommendation not having been revoked or withdrawn in accordance with the terms and conditions of this Merger Protocol, TNT Express shall procure that Mr. S.S. Vollebregt, who holds 10,052 Shares, shall confirm in writing to FedEx that he will (i) tender these Shares under the Offer during the Acceptance Period, and (ii) vote in favour of the Resolutions, subject to the Merger Protocol not having been terminated in accordance with Clause 13.

4	CONDITIONS

4.1	Pre-Offer Conditions

FedEx’s obligation to make the Offer (het bod uit te brengen) on the Commencement Date is subject to the satisfaction or waiver (either in whole or in part) in accordance with the terms and subject to the conditions of this Merger Protocol of the conditions set forth below (the Pre-Offer Conditions):

No Material Adverse Effect

a.	no Material Adverse Effect has occurred since the date of this Merger Protocol which is continuing on the Commencement Date;

No breach by TNT Express

b.	TNT Express has not breached the terms of this Merger Protocol (including a breach of TNT Express’s warranties pursuant to Clause 11.1) to the extent that any such breach (i) has or could reasonably be expected to have a material adverse effect on TNT Express, FedEx, the Offer, or the Asset Sale, and (ii) is either incapable of being remedied within 10 (ten) Business Days after receipt by TNT Express of a written notice from FedEx or has not been remedied by TNT Express within 10 (ten) Business Days after receipt by TNT Express of a written notice from FedEx;

No breach by FedEx

c.	FedEx has not breached the terms of this Merger Protocol (including a breach of FedEx’s warranties pursuant to Clause 11.2) to the extent that any such breach (i) has or could reasonably be expected to have a material adverse effect on TNT Express, the Offer, or the Asset Sale, and (ii) is either incapable of being remedied within 10 (ten) Business Days after receipt by FedEx of a written notice from TNT Express or has not been remedied by FedEx within 10 (ten) Business Days after receipt by FedEx of a written notice from TNT Express;

AFM approval of Offer Document

d.	the AFM has approved the Offer Document;

Recommendation not revoked or changed

e.	the Boards have not revoked or modified, amended or qualified their Recommendation other than as permitted under this Merger Protocol;

No recommended Superior Offer for TNT Express

f.	no Superior Offer for TNT Express which is recommended by the Boards is either (i) agreed upon by the third party offeror and TNT Express, or (ii) launched;

No mandatory third party offer for TNT Express

g.	no third party, unrelated to FedEx, either (i) is obliged and has announced, within the meaning of article 5 paragraph 3 of the Decree, to make, or (ii) has made a mandatory offer pursuant to article 5:70 DFSA for all Shares of TNT Express (a) which has a consideration that is at least equal to the Offer Price, or (b) in connection to which no Protective Preference Shares are outstanding;

No Governmental or Court Order

h.	(x) no order, stay, injunction, judgment or decree has been issued by any court, arbitral tribunal, government, governmental authority, Antitrust Authority or other regulatory or administrative authority that remains in force and effect, and (y) no statute, rule, regulation, governmental order or injunction has been enacted or clearance process remains effective or enforced, all such other than as a result of FedEx’s own condition, acts or omissions (any of the foregoing listed in subclauses (x) and (y), a Governmental or Court Order), which in each case (x) and (y) prohibits (whether or not without prior approval from a competent Governmental Entity or Antitrust Authority) the making and/or consummation of the Offer or the Asset Sale in any material respect;

No notification by AFM of violation DFSA

i.	no notification has been received from the AFM stating that the preparation of the Offer has been made in violation of chapter 5.5 of the DFSA, and that, pursuant to Article 5:80 paragraph 2 of the DFSA, the investment firms (beleggingsondernemingen, as defined in the DFSA) would not be allowed to cooperate with the Settlement;

No suspension of trading

j.	trading in the Shares on Euronext Amsterdam has not been suspended or ended as a result of a listing measure (noteringsmaatregel) taken by Euronext Amsterdam in accordance with Article 6901/2 or any other relevant provision of the Euronext Rulebook I (Harmonised Rules); and

No Preference Shares

k.	the Foundation not having exercised, either in whole or in part, its Call Option to have Protective Preference Shares issued to it, or the Foundation having exercised, either in whole or in part, its Call Option to have Protective Preference Shares issued to it in circumstances where such exercise is either (i) not detrimental to FedEx, or (ii) in connection with a mandatory offer pursuant to article 5:70 DFSA for all Shares of TNT Express by a third party, unrelated to FedEx.

4.2	Waiver

Benefit FedEx

4.2.1	The Pre-Offer Conditions set forth in subclauses (a), (b), (e), (f), (g) and (k) of Clause 4.1 are for the sole benefit of FedEx and any of them may be waived (either in whole or in part) by FedEx at any time by written notice to TNT Express.

Benefit TNT Express and FedEx

4.2.2	The Pre-Offer Conditions set forth in subclauses (h) and (j) of Clause 4.1 are for the benefit of both FedEx and TNT Express and may be waived (either in whole or in part) only by TNT Express and FedEx jointly by written agreement.

Benefit TNT Express

4.2.3	The Pre-Offer Condition set forth in subclause (c) of Clause 4.1 is for the sole benefit of TNT Express and may be waived by TNT Express (either in whole or in part) at any time by written notice to FedEx.

Unwaivable conditions

4.2.4	The Pre-Offer Conditions set forth in subclauses (d) and (i) of Clause 4.1 may not be waived.

No invocation in case of breach

4.2.5	No Party may invoke any of the Pre-Offer Conditions if the non-satisfaction of such condition(s) is caused by a breach of that Party of any of its obligations under this Merger Protocol.

4.3	Offer Conditions

FedEx’s obligation to declare the Offer unconditional (het bod gestand doen) is subject to the satisfaction or waiver (either in whole or in part) in accordance with the terms and conditions of this Merger Protocol of the conditions set forth below (the Offer Conditions) on or before the Unconditional Date:

Acceptance Level

a.	the number of Shares that have been tendered for acceptance under the Offer, together with (i) the Shares directly or indirectly held by FedEx or any of its Affiliates, (ii) any Shares irrevocably committed to FedEx or any of its Affiliates in writing, and (iii) any Shares to which FedEx or any of its Affiliates is entitled (gekocht maar nog niet geleverd), represent at least the Acceptance Level at the Closing Date;

where Acceptance Level means either:

(i) 95% (ninety-five per cent) of TNT Express’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) on a fully diluted basis as at the Closing Date, or

(ii) 80% of TNT Express’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) on a fully diluted basis as at the Closing Date if:

i.	the Offer Condition in (i) (No Governmental or Court Order) is satisfied; and

ii.	the Asset Sale Resolutions have been passed as contemplated by Clause 10.2;

Competition Clearance

b.	the EU Competition Clearance and the Other Key Competition Clearances have been obtained (together the Competition Clearances);

No Material Adverse Effect

c.	no Material Adverse Effect has occurred since the date of this Merger Protocol which is continuing on the Closing Date;

No breach by TNT Express

d.	TNT Express has not breached the terms of this Merger Protocol (including a breach of TNT Express’s warranties pursuant to Clause 11.1) to the extent that any such breach (i) has or could reasonably be expected to have a material adverse effect on TNT Express, FedEx, the Offer, or the Asset Sale, and (ii) is either incapable of being remedied within 10 (ten) Business Days after receipt by TNT Express of a written notice from FedEx or has not been remedied by TNT Express within 10 (ten) Business Days after receipt by TNT Express of a written notice from FedEx;

No breach by FedEx

e.	FedEx has not breached the terms of this Merger Protocol (including a breach of FedEx’s warranties pursuant to Clause 11.2) to the extent that any such breach (i) has or could reasonably be expected to have a material adverse effect on TNT Express, the Offer, or the Asset Sale, and (ii) is either incapable of being remedied within 10 (ten) Business Days after receipt by FedEx of a written notice from TNT Express or has not been remedied by FedEx within 10 (ten) Business Days after receipt by FedEx of a written notice from TNT Express;

Recommendation not revoked or changed

f.	the Boards have not revoked or modified, amended or qualified their Recommendation other than as permitted under this Merger Protocol;

No recommended Superior Offer for TNT Express

g.	no Superior Offer for TNT Express which is recommended by the Boards is either (i) agreed upon by the third party offeror and TNT Express, or (ii) launched;

No mandatory third party offer for TNT Express

h.	no third party, unrelated to FedEx, either (i) is obliged and has announced, within the meaning of article 5 paragraph 3 of the Decree, to make, or (ii) has made a mandatory offer pursuant to article 5:70 DFSA for all Shares of TNT Express (a) which has a consideration that is at least equal to the Offer Price, or (b) in connection to which no Protective Preference Shares are outstanding;

No Governmental or Court Order

i.	there is no Governmental or Court Order in effect, which in each case (x) and (y) (as stated in the definition of Governmental or Court Order) prohibits (whether or not without prior approval from a competent Governmental Entity or Antitrust Authority) the consummation of the Offer or the Asset Sale in any material respect;

No notification by AFM of violation DFSA

j.	no notification has been received from the AFM stating that the preparation of the Offer has been made in violation of chapter 5.5 of the DFSA, and that, pursuant to Article 5:80 paragraph 2 of the DFSA, the investment firms (beleggingsondernemingen, as defined in the DFSA) would not be allowed to cooperate with the Settlement;

No suspension of trading

k.	trading in the Shares on Euronext Amsterdam has not been suspended or ended as a result of a listing measure (noteringsmaatregel) taken by Euronext Amsterdam in accordance with Article 6901/2 or any other relevant provision of the Euronext Rulebook I (Harmonised Rules); and

No Preference Shares

l.	(i) the Foundation not having exercised, either in whole or in part, its Call Option to have Protective Preference Shares issued to it, or the Foundation having exercised, either in whole or in part, its Call Option to have Protective Preference Shares issued to it in circumstances where such exercise is either (a) not detrimental to FedEx, or (b) in connection with a mandatory offer pursuant to article 5:70 DFSA for all Shares of TNT Express by a third party, unrelated to FedEx, and (ii) the Foundation having agreed to terminate the Foundation Option Agreement effective as per Settlement, subject only to the Offer being declared unconditional (gestanddoening).

4.4	Waiver

Benefit FedEx

4.4.1	The Offer Conditions set forth in subclauses (a), (b), (c), (d), (f), (g), (h) and (l) of Clause 4.3 are for the sole benefit of FedEx and may be waived (either in whole or in part) by FedEx at any time by written notice to TNT Express, provided that a waiver by FedEx of the Offer Condition set out in Clause 4.3(a) will require the approval of the Boards (which will not be unreasonably withheld) in the event that the number of Shares that have been tendered for acceptance under the Offer, together with (i) the Shares directly or indirectly held by FedEx or any of its Affiliates, (ii) any Shares irrevocably committed to FedEx or any of its Affiliates in writing, and (iii) any Shares to which FedEx or any of its Affiliates is entitled (gekocht maar nog niet geleverd), represents, at the Closing Date, less than 65% (sixty five per cent) of the issued and outstanding ordinary capital (geplaatst en uitstaand gewoon kapitaal) of TNT Express.

4.4.2	FedEx agrees with TNT Express that it shall timely waive the Offer Condition set out in Clause 4.3(i) (No Governmental or Court Order, to the extent the relevant governmental or court order solely relates to the Asset Sale) if the Acceptance Level equals at least 95% (ninety five per cent) of TNT Express’s aggregate issued and outstanding share capital (geplaatst en uitstaand kapitaal) on a fully diluted basis as at the Closing Date.

Benefit TNT Express and FedEx

4.4.3	The Offer Conditions set forth in subclauses (i) and (k) of Clause 4.3 are for the benefit of both FedEx and TNT Express, and may only be waived by TNT Express and FedEx jointly (either in whole or in part) by written agreement.

Benefit TNT Express

4.4.4	The Offer Condition set forth in subclause (e) of Clause 4.3 is for the sole benefit of TNT Express and may be waived by TNT Express (either in whole or in part) at any time by written notice to FedEx.

Unwaivable condition

4.4.5	The Offer Condition set forth in subclause (j) of Clause 4.3 may not be waived.

No invocation in case of breach

4.4.6	No Party may invoke any of the Offer Conditions if the non-satisfaction of such condition(s) is caused by a breach of that Party of any of its obligations under this Merger Protocol.

4.5	Non-fulfilment and announcement

In accordance with the Merger Rules and other Applicable Laws, the relevant Party shall make a public announcement if it ascertains that a Pre-Offer Condition or an Offer Condition is not, or is incapable of being, satisfied and it has decided not to use its right to waive the relevant Pre-Offer Condition or Offer Condition. Prior to making this public announcement, the relevant Party shall, to the extent lawfully permissible and reasonably possible, consult with the other Party.

4.6	Undertakings with regard to fulfilment of conditions

Best efforts and information

4.6.1	Without prejudice to Clause 4.8, each of FedEx and TNT Express shall:

a.	use its best efforts to procure the fulfilment of each of the Pre-Offer Conditions and the Offer Conditions as soon as reasonably possible. Without limiting the generality of the foregoing, each of the Parties shall make all applications and notifications required by the Pre-Offer Conditions and the Offer Conditions and shall use its best efforts to procure that all such information as is requested by the relevant authorities in connection with any such applications and notifications is provided as promptly as reasonably practicable; and

b.	notify each other promptly (and supply copies of all relevant information) of any event or circumstance it may become aware of and which would be likely to have material adverse effects for the Offer or the other Transactions, including a significant impact on the satisfaction of the Pre-Offer Conditions and/or the Offer Conditions, provided that any non-material delay in or absence of such notification of FedEx shall not prejudice any of FedEx’s rights under or pursuant to this Merger Protocol and that any non-material delay in or the absence of such notification by TNT Express shall not prejudice any of TNT Express’s rights under or pursuant to this Merger Protocol.

Cooperation related to Governmental or Court Order

4.6.2	For the purposes of the Pre-Offer Condition set out in Clause 4.1(h) and the Offer Condition set out in Clauses 4.3(i), FedEx and TNT Express shall cooperate and use their reasonable endeavours to defend, contest, clear and resist such Governmental or Court Order and to have vacated, lifted, cleared, reversed or overturned such Governmental or Court Order, including by making filings to, and notifying a relevant Governmental Entity.

4.7	Confirmations

No TNT Express breach confirmation

4.7.1	Immediately prior to the expiration of the Acceptance Period, TNT Express shall provide a written confirmation to FedEx that, to the best knowledge of its Executive Board, after having made reasonable enquiries, the Offer Condition set forth in Clauses 4.3(c) (no Material Adverse Effect) and 4.3(d) (no breach by TNT Express) have been satisfied (or not in which case reasonable details as to the non-satisfaction will be included).

No FedEx breach confirmation

4.7.2	Immediately prior to the expiration of the Acceptance Period, FedEx shall provide a written confirmation to TNT Express that, to the best knowledge of its General Counsel and its Chief Financial Officer, after having made reasonable enquiries, the Offer Condition set forth in Clause 4.3(e) (no breach by FedEx) has been satisfied (or not in which case reasonable details as to the non-satisfaction will be included).

4.8	Competition Clearances

4.8.1	FedEx agrees with TNT Express that it shall take, or cause to be taken, all actions and do, or cause to be done, and cooperate in doing, all things necessary, proper or advisable under applicable law or otherwise to obtain and make effective as soon as practicable the competition approval of the national competition authority in any country in which FedEx determines that a notification is required and should be made in respect of the Offer (each an Antitrust Authority), including the Competition Clearances. Without prejudice to the generality of the foregoing, FedEx shall (i) make all necessary filings to obtain those competition approvals, including the Competition Clearances as soon as possible and, subject to Clause 4.8.2, in any event within 90 (ninety) Business Days after the date of this Merger Protocol, (ii) supply promptly any additional information and documentary material that may be requested by any Antitrust Authority, (iii) answer promptly to any question raised by any Antitrust Authority, and (iv) promptly take the initiative to meet and accept any Antitrust Authority. To the extent applicable in those countries where the Antitrust Laws impose a filing obligation on TNT Express, TNT Express shall, in consultation with FedEx, make any necessary filings to obtain the relevant competition approvals as soon as permitted and practicably feasible.

4.8.2	In particular and without prejudice to the generality of Clause 4.8.1, FedEx shall in relation to the EU Competition Clearance procure the filing with the European Commission of the Form CO as set out in Annex I to the Commission Regulation (EC) No. 802/2004, as amended by Commission Regulation (EC) No. 1269/2013, in a form reasonably acceptable to TNT Express, within 60 (sixty) Business Days after the signing of the Merger Protocol, or such later date as approved by TNT Express, which approval shall not be unreasonably withheld, delayed or conditioned.

4.8.3	FedEx will not enter into (and will procure that none of its Affiliates enters into) any agreement or arrangement which is likely to materially adversely affect, delay, impede or in any respect prejudice the obtaining of EU Competition Clearance or the Other Key Competition Clearances, without prejudice to FedEx’s rights under this Merger Protocol, including its right to waive in whole or in part the Offer Condition set out in Clause 4.3(b).

4.8.4	If an Antitrust Authority is not willing to grant unconditional competition approval or an unconditional statement of no objection in respect of the Offer, then FedEx will offer the commitments required to obtain such competition approval or statement of no objection (Commitments), provided such Commitments are reasonably satisfactory to FedEx.

4.8.5	FedEx shall:

a.	promptly notify TNT Express of any communication (whether written or oral) from the European Commission or any other Antitrust Authority;

b.	give TNT Express prompt notice of all meetings and telephone calls with any Antitrust Authority and give TNT Express reasonable opportunity to participate in such meetings and telephone calls (save to the extent that an Antitrust Authority expressly requests TNT Express not to be present at such meeting or any part thereof, in which case TNT Express will be represented by external counsel in such meeting or part thereof); and

c.	provide TNT Express with drafts of all written communications intended to be sent to any Antitrust Authority, give TNT Express a reasonable opportunity to comment thereon and include any reasonable comments, and provide TNT Express with final copies of all such communications (save that in relation to all disclosure under this Clause 4.8.5(c) business secrets and other confidential material may be redacted so long as FedEx acts reasonably in identifying such material for redaction and provides TNT Express’s external counsel with an unredacted version, provided that TNT Express’s external counsel commits not to disclose to TNT Express the redacted parts).

4.8.6	FedEx shall bear all the filing fees incurred in relation to any competition or other regulatory filings to be made in any jurisdiction in connection with the Merger.

4.9	Binding advice in relation to Material Adverse Effect

4.9.1	If TNT Express or FedEx considers that the Pre-Offer Condition set out in Clause 4.1(a) or the Offer Condition set out in Clause 4.3(c), as the case may be, has not been satisfied, a Party (the Notifying Party) may give written notice thereof to the other Party (the Receiving Party) together with its explanations and, where practicable, supported by documentation.

4.9.2	If, following such notice, the Receiving Party disagrees with the Notifying Party’s position, the Receiving Party shall respond within 3 (three) Business Days in writing stating, in detail and supported by documents where possible, that it disagrees with such Pre-Offer Condition or such Offer Condition, as the case may be, not having been satisfied (a Disagreement Notice).

4.9.3	If the Receiving Party has sent a Disagreement Notice to the Notifying Party in accordance with the above, the Notifying Party shall reply within 3 (three) Business Days in writing thereto responding to the arguments raised by the Receiving Party in its Disagreement Notice (a Counter Notice).

4.9.4	Upon lapse of 3 (three) Business Days from the Counter Notice either Party shall be entitled to submit the dispute in writing, with a copy to the other Party, to a binding advisor (the Binding Advisor) who will settle the matter by way of binding advice (bindend advies) (the Binding Advice) under Sections 7:900 et seq. of the DCC and in accordance with the terms as set out in Schedule G.

5	FINANCING

5.1.1	Prior to entering into the Merger Protocol, FedEx has provided TNT Express with documents evidencing that FedEx will be able to pay the aggregate Offer Price.

5.1.2	FedEx will pay the aggregate Offer Price and any consideration due under the Transactions using (i) available cash resources, and (ii) existing and new debt financing.

5.1.3	FedEx agrees with TNT Express that it shall fully satisfy the certain funds requirement of article 7 paragraph 4 of the Decree ultimately at the time of its filing of the Offer Document with the AFM for approval.

6	STRATEGIC RATIONALE, INTEGRATION AND NON-FINANCIAL COVENANTS

6.1	Strategic Rationale

6.1.1	By combining their businesses, the Parties have the intention to create a leading global player in providing logistics, transportation, express delivery and related business services, drawing on the considerable strengths of both TNT Express and FedEx, as further elaborated on in the First Announcement.

6.1.2	Key elements of the strategic rationale for, and the strength of, the Combination include:

i.	the Combination’s customers are envisaged to enjoy access to a considerably enhanced, integrated global network. This network will benefit from the combined strength of TNT Express’s strong European road platform and FedEx’s strength in other regions globally, including North America and Asia;

ii.	TNT Express’s customers are envisaged to benefit from the Combination’s comprehensive transportation solutions, such as express, global freight forwarding, contract logistics and surface transportation capabilities;

iii.	the strong balance sheet of the Combination is expected to support deploying additional capital to TNT Express’s business and support the growth of (the business of) TNT Express;

iv.	a strong cultural fit, as both FedEx and TNT Express focus on customer service, operational excellence and good corporate citizenship; and

v.	the Combination will offer exciting new prospects and career opportunities to TNT Express’s employees as part of a global, growing and highly respected organisation.

6.2	Non-Financial Covenants

6.2.1	FedEx agrees to comply with the principles and agreements set out in Schedule H on the following subjects in accordance with the terms and subject to the conditions of this Merger Protocol:

i.	Strategy;

ii.	Employment and employee representation;

iii.	Locations of TNT Express and organisation;

iv.	Airline;

v.	Brand; and

vi.	Finance,

(together with the provisions set out in Clauses 6.1.1, 6.1.2, and 7 (Corporate Governance), 8.5 (Post-Settlement Restructurings), and 8.6 (Role and veto right of Independent Members in Boards), collectively the Non-Financial Covenants).

6.2.2	The Non-Financial Covenants will be disclosed in adequate summary in the First Announcement, and in full in the Offer Document and the Position Statement.

6.3	Integration Committee

6.3.1	The integration of the Combination will be the responsibility of FedEx and the Boards of TNT Express. In order to facilitate such integration, an integration committee will be established as of the Settlement Date consisting of 4 (four) members, 2 (two) of which will be current senior executives of TNT Express (and if any such senior executive resigns, he or she will be replaced by another current senior executive of TNT Express) and the other 2 (two) will be FedEx representatives (and if any representative resigns, he or she will be replaced by another representative of FedEx) (the Integration Committee) for a minimum period of at least 2 (two) years after the Settlement Date. 1 (one) of the FedEx representatives will be chairman of the Integration Committee and will have a casting vote. The Integration Committee will determine an integration plan and submit it to FedEx and the Boards of TNT Express, monitor its implementation and do all things necessary to assist and optimise the integration of the Combination.

6.3.2	Prior to the Settlement Date, FedEx may, in consultation with TNT Express, determine the interim reporting structure for the TNT Express Group within the Combination. In that event, for consolidation purposes, the final reporting structure will be described in the integration plan determined by the Integration Committee and approved by FedEx and the Boards of TNT Express.

6.4	Duration

6.4.1	The Non-Financial Covenants set out in Clause 8.5 (Post-Settlement Restructurings) and 8.6 (Role and veto right of Independent Members in Boards) will cease to apply on the earliest of (i) the date on which none of the Shares are held by any third party other than FedEx or one or more of its Affiliates, (ii) the date on which the Buy-Out is irrevocably initiated and the Offer Price is deemed to be the fair price (billijke prijs) pursuant to section 2:359c(6) of the DCC, (iii) the date on which the Enterprise Chamber has determined the price payable by FedEx to the other Shareholders pursuant to the Buy-Out, (iv) the 3rd (third) anniversary of the Commencement Date, and (v) the date on which, following the Asset Sale, as part of the Liquidation the Shareholders have received the liquidation distribution equal to the Offer Price less any withholding taxes (if applicable).

6.4.2	All other Non-Financial Covenants will cease to apply on the 3rd (third) anniversary of the Commencement Date (the Non-Financial Covenants Duration).

6.5	Benefit and Enforcement

6.5.1	The Parties acknowledge that (i) only pursuant to mandatory Applicable Laws, and (ii) if supported by an unequivocal opinion of an outside legal counsel that non-deviation would constitute a breach of mandatory Applicable Laws, the Supervisory Board may in the interest of the Combination deviate from relevant Non-Financial Covenants if such deviation – in the reasonable opinion of the Supervisory Board – is mandated by a proper discharge of its fiduciary duties or is required to ensure compliance with Applicable Laws.

6.5.2	Any deviation from the Non-Financial Covenants requires the prior written approval of the Supervisory Board, including the affirmative vote of at least 1 (one) Independent Member; provided, however, that any deviation from the Non-Financial Covenants set out in Clause 8.5.1 requires the prior written approval of the Supervisory Board, including the affirmative vote of each of the 2 (two) Independent Members.

6.5.3	The Non-Financial Covenants are made to TNT Express as well as, by way of irrevocable third party undertaking for no consideration (onherroepelijk derdenbeding om niet), to each of the 2 (two) Independent Members and regardless of whether he or she is in office or dismissed, provided that after dismissal, the dismissed Independent Member(s) must assign the benefit of such undertaking to a new Independent Member in function, unless such dismissal is successfully challenged by such Independent Member. New Independent Members will be appointed based on agreement on the nominee between the remaining Independent Member (if any) and the other members of the Supervisory Board, or, in case of disagreement by the members of the Supervisory Board, by the President of the Enterprise Chamber. FedEx hereby agrees in advance to the assignment of the benefit of this undertaking by any Independent Member to its successor. FedEx will bear all reasonable costs and expenses relating to the enforcement by an Independent Member pursuant to this Clause 6.5.3.

7	CORPORATE GOVERNANCE

7.1	Supervisory Board

7.1.1

FedEx and TNT Express, including the Supervisory Board and all respective members thereof individually, shall use their respective best efforts, including through their vote in favour of any (proposal for the)

required amendment of the Articles of Association or any other constitutional document of TNT Express, and their (vote in favour of any) nomination or appointment of any person to the Supervisory Board, their (vote in favour of any) resignation from the Supervisory Board, to ensure that the Supervisory Board will as soon as possible following the Settlement Date be composed as follows:

a.	three (3) of the members of the Supervisory Board will be identified by FedEx, at its discretion, prior to the Commencement Date; and

b.	two (2) members of the Supervisory Board will be the following current members of the Supervisory Board: Mr. Shemaya Levy and Mrs. Margot Scheltema (each an Independent Member).

7.1.2	The composition of the Supervisory Board will be such that all individuals are sufficiently qualified and have the experience and background that they can be reasonably expected to contribute to the future growth of TNT Express and the realisation of its strategy as a part of the Combination. The proposed composition of the Supervisory Board will be disclosed in the First Announcement, Offer Document and the Position Statement.

7.2	Independent members of the Supervisory Board

7.2.1	The Independent Members are considered independent members within the definition of the Dutch Corporate Governance Code.

7.2.2	The Independent Members (or after their replacement any other person who (i) qualifies as independent within the meaning of the Dutch Corporate Governance Code, and (ii) is reasonably acceptable to the resigning Independent Member and the other members of the Supervisory Board) will continue to serve on the Supervisory Board for at least the Non-Financial Covenants Duration.

7.2.3	All members of the Supervisory Board, including the Independent Members, shall monitor and protect the interests of TNT Express and all of its stakeholders in accordance with their obligation under Dutch law. The Independent Members shall be particularly tasked with monitoring the compliance with the Non-Financial Covenants and, when material transactions between TNT Express and FedEx or an Affiliate of FedEx are considered, the fair treatment of minority shareholders of TNT Express (if any).

7.2.4	FedEx undertakes to TNT Express to vote in favour all shares in the capital of TNT Express held by it or one or more of its Affiliates regarding the appointment of each Independent Member from time to time.

7.3	Executive Board

7.3.1	Prior to the Commencement Date, FedEx will, after reasonable consultation with the Supervisory Board, determine the composition of the Executive Board as of the Settlement Date, which will be disclosed in the Offer Document.

7.3.2	FedEx and the current members of the Executive Board both intend for such members to remain on the Executive Board after Settlement.

7.3.3	Subject to the terms of this Merger Protocol, after the Settlement Date, FedEx may, at its sole discretion, procure any subsequent appointments and dismissals of members of the Executive Board.

7.4	Resignation and Discharge

7.4.1	Prior to the Commencement Date, conditional upon the Offer having been declared unconditional and with effect from the Settlement Date, the resigning members of the Boards will resign from their positions as members of the relevant Board by signing the letter of resignation substantially in the form as attached hereto as Schedule J and each such member will confirm that he or she has no claim whatsoever against TNT Express in respect of loss of office or otherwise, except with respect to compensation under any remuneration arrangement in respect of services rendered to TNT Express for the relevant financial year.

7.4.2

Without prejudice to the resolutions to be proposed to the EGM and subject to the Offer having been declared unconditional, FedEx and TNT Express shall procure that on the date of his or her resignation becoming effective each resigning member of the Boards, subject to fraud (bedrog), gross negligence (grove schuld), or wilful misconduct (opzet) of such member (i) is fully released from any duties in respect of his or her position as member of the Boards, and (ii) will be granted full and final discharge and release from any and all liabilities in respect of his or her position as (former) member of the Boards. In addition, subject to the

Offer having been declared unconditional, FedEx and TNT Express shall procure that effective upon the Settlement Date each non-resigning member of the Boards shall be granted discharge with respect to his or her duties and obligations performed and liabilities incurred in his or her respective capacity as member of the relevant Board, up to and including the Settlement Date.

7.5	Dutch Corporate Governance Code

FedEx agrees that as long as TNT Express remains listed on Euronext Amsterdam, TNT Express shall continue to adhere to the Dutch Corporate Governance Code, except for (i) current deviations from the Dutch Corporate Governance Code, and (ii) deviations from the Dutch Corporate Governance Code that find their basis in this Merger Protocol.

7.6	Articles of association

7.6.1	The Articles of Association will as per the Settlement Date be amended to reflect the content of this Clause 7 (to the extent possible) as further set out in Clause 10.3a.

7.6.2	As from the Settlement Date and at least until the end of the Non-Financial Covenants Duration, the Articles of Association shall continue to include the same list of major resolutions that are subject to Supervisory Board approval as is the case at the date of this Merger Protocol, provided that this list included in the Articles of Association shall be exhaustive.

7.6.3	The Articles of Association, in the form attached hereto in Schedule I (both Part 1 and Part 2), may only be amended with the prior approval of the Boards. In addition, the provisions of the Articles of Association regarding appointment of the Independent Members may only be amended with the prior written approval of each Independent Member.

8	POST-SETTLEMENT RESTRUCTURINGS

8.1	Delisting

As soon as possible after Settlement, subject to the terms and conditions of this Merger Protocol, the Parties shall seek to:

a.	procure delisting of the Shares from Euronext Amsterdam and terminate the listing agreement between TNT Express and Euronext Amsterdam in relation to the listing of the Shares;

b.	cause TNT Express to terminate the deposit agreement between TNT Express, JPMorgan Chase Bank, N.A., as depository, and the holders and beneficial owners of ADRs; and

c.	have FedEx, or any of its Affiliates, in accordance with the terms and subject to the conditions of this Merger Protocol, acquire either (i) all Shares not yet owned by it or any of its Affiliates, or (ii) 100% of the TNT Express business, including but not limited by implementing the Asset Sale and Liquidation, and cause TNT Express to operate as a wholly-owned subsidiary within the FedEx group.

8.2	Buy-Out

If, following the Settlement Date and, if applicable, the settlement of the Shares tendered during the Post-Closing Acceptance Period, FedEx and its Affiliates, alone or together with TNT Express, hold at least 95% (ninety-five per cent) of the issued ordinary share capital (geplaatst gewoon aandelenkapitaal) of TNT Express, FedEx shall commence a compulsory acquisition procedure (uitkoopprocedure) in accordance with (i) Article 2:92a or 2:201a of the DCC to buy out the holders of Shares that have not tendered their Shares, and/or (ii) a takeover buy-out procedure in accordance with Article 2:359c of the DCC to buy out the holders of Shares that have not tendered their Shares under the Offer (the Buy-Out). TNT Express shall provide FedEx with any assistance as may be reasonably required, including, if needed, joining such procedure as co-claimant.

8.3	Asset Sale

Asset Sale Rationale

8.3.1	TNT Express acknowledges that FedEx’s willingness to pay the Offer Price and pursue the Offer and the Combination is predicated on the acquisition of 100% of the Shares, the ability to delist TNT Express, and to fully integrate the respective businesses of FedEx and TNT Express and realise the operational, commercial, organizational, financial and tax benefits of the Combination. Such benefits could not, or would only partially, be achieved if TNT Express were to continue as a standalone entity with a minority shareholder base.

Asset Sale Conditions

8.3.2	Therefore, and subject only to:

a.	the Asset Sale Resolutions having been passed;

b.	completion of the Minority Exit; and

c.	the number of Shares having been tendered for acceptance under the Offer during the Acceptance Period and the Post-Closing Acceptance Period together with (i) any Shares directly or indirectly held by FedEx or any of its Affiliates, (ii) any Shares irrevocably committed to FedEx or any of its Affiliates, in writing, and (iii) any Shares to which FedEx or any of its Affiliates is entitled (gekocht maar nog niet geleverd), in case of (i), (ii) and (iii) on the date of completion of the Minority Exit, representing less than 95% (ninety-five per cent) but at least 80% (eighty per cent) of TNT Express’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal) (the Asset Sale Range), the Parties have agreed to a restructuring of the Combination in order to ensure full integration of the businesses of TNT Express and FedEx pursuant to the Asset Sale. Accordingly, at the request of FedEx, the Parties will enter into an asset sale agreement (including schedules) substantially in the form of Schedule F, together with all amendments reasonably agreed between the Parties (the Asset Sale Documentation) after Settlement if the Asset Sale Range has been reached. In such case, subject to the conditions of this Clause 8.3.2, if FedEx so requests, the Parties shall enter into the Asset Sale Documentation and implement the Asset Sale and the Liquidation and take the steps and complete the formalities set forth in the Asset Sale Documentation.

Asset Sale disclosure

8.3.3	The terms of the Asset Sale will be described in detail in the Offer Document, and, where appropriate, in the Position Statement.

Re-evaluation of terms and conditions of Asset Sale

8.3.4	If FedEx and its Affiliates, immediately after the end of the Post-Closing Acceptance Period, hold less than the Asset Sale Range, each of the Boards will have the right to re-evaluate the terms and conditions of the Asset Sale as set out in the Asset Sale Documentation in light of the then prevailing circumstances, and the Boards and the individual members of the Boards will not be under the obligation to cooperate with the Asset Sale.

8.4	Indemnity, insurance and litigation

8.4.1	FedEx hereby undertakes to fully indemnify, defend and hold harmless, by way of irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet), TNT Express, each current and future member of the Boards, any member of TNT Express’s Group, their respective employees, board members and officers and, if FedEx determines to pursue the Liquidation, the Liquidator and managing directors of the Liquidator (each of them an Indemnified Party) against any present and future, actual or contingent, ascertained or unascertained or disputed, known or unknown, reported and unreported or other damages, liabilities, losses, costs (including reasonable fees and expenses of advisors) and fines (collectively Losses) arising, accruing or (to be) incurred by any Indemnified Party arising directly or indirectly from the Asset Sale and/or Liquidation and any acts or omissions in connection with preparing, proposing or implementing the Asset Sale and/or Liquidation, in each case:

a.	excluding any Losses arising, accruing or incurred as a result of a material breach of his or her obligations under this Merger Protocol or the Asset Sale Documentation, or fraud (bedrog), gross negligence (grove schuld), or wilful misconduct (opzet) by such Indemnified Party, as finally established by a court decision or settlement agreement;

b.	except to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of an Indemnified Party; and

c.	excluding any Losses exclusively incurred by such Indemnified Party in his or her capacity as a holder of Shares, including without limitation any withholding taxes and other taxes on any liquidation distributions to such Indemnified Party as part of the Liquidation.

8.4.2	FedEx shall procure that a D&O insurance policy is maintained (including coverage for claims from Shareholders) for the benefit of the Indemnified Parties providing for run-off cover for a period of up to 5 (five) years after the completion of the Asset Sale, which policy provides in all other respects substantially equivalent cover as TNT Express’s D&O insurance policy in force as at the date of this Merger Protocol.

8.4.3	FedEx will have sole control over any litigation relating to any Losses for which the Indemnified Party is seeking to be indemnified hereunder, including over any correspondence, negotiations and other communications with third parties that could potentially result in litigation. If so requested, FedEx shall keep the Indemnified Party properly informed and provide the Indemnified Party the opportunity to review and comment upon any correspondence, negotiations and other communications by FedEx with third parties.

8.5	Other Post-Settlement Restructurings

Post-Settlement Restructurings

8.5.1	Without prejudice to and subject to the foregoing provisions of this Clause 8 (including Clause 8.3) and subject to the Offer being declared unconditional, FedEx shall be entitled to effect or cause to effect any other restructuring of the TNT Express Group for the purpose of acquiring 100% of the Shares, the ability to delist TNT Express, and to fully integrate the respective businesses of FedEx and TNT Express and realise the operational, commercial, organisational, financial and tax benefits of the Combination in accordance with the Merger Rules and Dutch law in general, even though some of which may have the (side) effect of diluting the interest of any remaining minority shareholders of TNT Express (a Post-Settlement Restructuring), including:

a.	a statutory (cross-border or domestic) legal (triangular) merger (juridische (driehoeks-)fusie) in accordance with Article 2:309 et seq of the DCC between TNT Express, Bidco, FedEx or an Affiliate of FedEx;

b.	a statutory legal demerger (juridische splitsing) of TNT Express in accordance with Article 2:334a et seq of the DCC;

c.	a contribution of cash and/or assets by FedEx or by any Affiliate of FedEx in exchange for ordinary shares in TNT Express’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of minority shareholders of TNT Express could be excluded;

d.	a sale and transfer of assets and liabilities (i) by any member of the TNT Express Group to FedEx, Bidco or an Affiliate of FedEx, or (ii) by FedEx, Bidco or an Affiliate of FedEx to any member of the TNT Express Group;

e.	a distribution of proceeds, cash and/or assets to the shareholders of TNT Express or share buybacks;

f.	a liquidation of TNT Express;

g.	a subsequent public offer for any Shares held by minority shareholders;

h.	a conversion of TNT Express into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid);

i.	any transaction between TNT Express and FedEx or their respective Affiliates at terms that are not at arm’s length;

j.	any transaction, including a sale and/or transfer of any material asset, between TNT Express and its Affiliates or between TNT Express and FedEx or their respective Affiliates with the objective of utilising any carry forward tax losses available to TNT Express, FedEx or any of their respective Affiliates;

k.	any transactions, restructurings, share issues, procedures and/or proceedings in relation to TNT Express and/or one or more of its Affiliates required to effect the aforementioned objectives; and

l.	any combination of the foregoing.

8.5.2	FedEx agrees to only effect or cause to effect any Post-Settlement Restructuring (i) in accordance with the terms and subject to the conditions of this Merger Protocol, (ii) after the Post-Closing Acceptance Period, and (iii) if FedEx and/or its Affiliates hold the Asset Sale Range. If the Asset Sale Range is exceeded FedEx will initiate the Buy-Out.

Disclosure

8.5.3	The possible procedures and proceedings for the Post-Settlement Restructuring will be described in the Offer Document.

8.6	Role and veto right of Independent Members in Boards

Role Independent Members

8.6.1	In the implementation of any Post-Settlement Restructuring, due consideration will be given to requirements of Applicable Laws, including the fiduciary duties of the members of the Boards at that time to consider the interests of minority shareholders and all other stakeholders’ and relevant employee representation bodies’ information and/or consultation requirements.

Approval rights Independent Members

8.6.2	If any proposed Post-Settlement Restructuring could reasonably be expected to lead to a dilution of the shareholdings of the remaining minority shareholders in TNT Express, other than:

a.	pursuant to a rights issue by TNT Express or any other share issue where the remaining minority shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in TNT Express (voorkeursrecht);

b.	any shares issued to a third party not being an Affiliate of a Party at the time of such issue; or

c.	the Buy-Out and the Asset Sale and Liquidation,

or any other form of unequal treatment which prejudices or could prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the remaining minority shareholders or their reasonable interests, then the affirmative vote of at least 1 (one) Independent Member will be required for approving any such Post-Settlement Restructuring.

Advisors Independent Members

8.6.3	The Independent Members will have the opportunity to engage, for the account of TNT Express, their own financial and legal advisors, if and to the extent they reasonably believe that the advice of such advisors is necessary to assist them in reviewing and assessing the matters that come before the Supervisory Board.

9	UNDERTAKINGS AND INTERIM PERIOD

9.1	Consultation and cooperation

FedEx and TNT Express shall consult each other in respect of any relevant matters in pursuance of the Offer or the other Transactions, including on publicity and public relations, subject to the terms and provisions of this Merger Protocol and the Merger Rules.

9.2	Employee clearances

Employee Clearances

9.2.1	The Offer will require the obtaining of a number of approvals, clearances and other forms of consent or non-objection and the seeking and/or obtaining of a number of (formal or informal) advices, opinions or points of view from employee representatives, including those of the central works council of TNT Express Nederland B.V. (previously named TNT Express Head Office B.V.) (the Works Council), the European works council and trade unions (together, the Employee Clearances).

Undertakings

9.2.2	Each Party shall use its best efforts to ensure that the Employee Clearances are obtained as soon as possible following the date of this Merger Protocol. Without prejudice to the generality of the foregoing, the Parties agree that TNT Express will have the primary responsibility for, and take all steps necessary, in consultation with FedEx and its advisors, as soon as practicably possible following the date of this Merger Protocol, to file for and obtain all Employee Clearances. TNT Express agrees that it shall keep FedEx and its advisors informed on the preparation of the filings necessary to obtain the Employee Clearances. In the context of obtaining Employee Clearances in connection with the Offer, TNT Express shall not send any letter or other document, nor make any submission and/or commitment, to the relevant employee representatives without FedEx’s prior written consent, such consent not to be unreasonably withheld or delayed.

9.2.3	Without limiting the generality of Clause 9.2.2, TNT Express shall take all action reasonably necessary to initiate, conduct and finalise the consultations with the Works Council, the European works council and relevant trade unions and obtain the positive or neutral advice from the Works Council in respect of the Offer and the Asset Sale, prior to the Commencement Date, resolving such outstanding issues in connection therewith as may reasonably be required to accept the conditions, if any, attached to the advice of the Works Council in a manner satisfactory to TNT Express and FedEx, acting reasonably. TNT Express and FedEx will consult with each other closely with a view to seeking and obtaining the Works Council’s advice and TNT Express will keep FedEx informed on a continuing basis on all material correspondence and consultations in respect thereof. TNT Express shall give (representatives of) FedEx the opportunity to give a presentation to the Works Council, the European works council and relevant trade unions about FedEx, its general strategy and its general views on the position of employees within the FedEx group, and FedEx will attend meetings with (representatives of) the Works Council, the European works council and relevant trade unions if requested by such employee representative bodies.

Conditionality Recommendation

9.2.4	The obligations of TNT Express and the Boards in relation to the Recommendation as set out in this Merger Protocol and all other obligations of TNT Express in connection with the Offer, the Asset Sale and the Transactions as set out in this Merger Protocol are of a conditional nature (voorwaardelijk karakter) only until:

a.	the Works Council has rendered a positive or neutral advice (including conditions attached to the advice which are acceptable to each of TNT Express and FedEx, acting reasonably);

b.	the Works Council (i) renders a negative advice, (ii) renders a positive or neutral advice which includes conditions that are not acceptable to TNT Express and FedEx acting reasonably, or (iii) the Works Council failed to render its advice with a reasonable period of time) and:

i.	the Works Council unconditionally waived its right to initiate the legal proceedings set out in article 26 of the WOR;

ii.	the applicable waiting period pursuant to article 25 paragraph 6 of the WOR has expired without the Works Council having initiated legal proceedings as set out in the WOR; or

iii.	following the initiation of legal proceedings as set out in article 26 of the WOR the Enterprise Chamber has dismissed the Works Council’s claim.

Without limiting the generality of the foregoing, if consultations with the Works Council have not yet been completed in accordance with the WOR by the Commencement Date, the Offer Document will not contain the Recommendation, but will only set out the conditional intention of the Boards to recommend the Offer to TNT Express’s shareholders for acceptance.

9.3	Incentive Plans

Outstanding Employee Incentive Rights

9.3.1	At 31 December 2014, based on the 2 (two) grants in 2013 and the 1 (one) grant in 2014, TNT Express had (i) 170,308 outstanding matching rights (the Employee Matching Rights) with senior management of the TNT Express Group pursuant to the 2014 bonus/matching plan as adopted by the Supervisory Board on 15 February 2013 (the Bonus Matching Plan), and (ii) 3,676,873 outstanding rights to performance shares (the Performance Shares and together with the Employee Matching Rights, the Employee Share Rights) with senior management of the TNT Express Group pursuant to the performance share plan as adopted by the Supervisory Board on 15 February 2013 (the Performance Share Plan and, together with the Bonus Matching Plan, the Incentive Plans).

9.3.2	The Parties acknowledge that all rights in respect of the Incentive Plans and all individual commitments to TNT Express’s employees will be respected, subject to the provisions set out below.

9.3.3

The Parties acknowledge that, in accordance with section C 11 of the Bonus Matching Plan and section 10 of the Performance Share Plan, all Employee Share Rights outstanding under the respective Incentive Plans shall, on the Settlement Date, in full and final satisfaction of such rights, be settled in cash by payment of the cash equivalent of the Shares comprising the Employee Share Rights based on the middle market quotation of a Share as derived from the Official Price List of Euronext Amsterdam. The number of Shares comprising the Employee Share Rights is based on the Shares that are owned by the senior managers pursuant to the Incentive Plans immediately prior to the Settlement Date. All other rules of the Incentive Plans shall only apply until Settlement.

Acceptance of tendered Employee Incentive Plan Shares

9.3.4	For the avoidance of doubt and without prejudice to the foregoing, FedEx shall pay the Offer Price for each Share that has been (i) granted to, or acquired by, directors and (senior) employees under the Incentive Plans, and (ii) validly tendered under the Offer. TNT Express shall use its best efforts to ensure that, subject to the Offer being declared unconditional (gestand gedaan), the directors and (senior) employees participating in the Incentive Plans shall tender their Shares obtained pursuant to the Incentive Plans under the Offer.

New grants

9.3.5	Any grants made after the date of this Merger Protocol under the Incentive Plans or the 2015 incentive plan that is to be approved by TNT Express’s 2015 annual general meeting of shareholders, will vest and become payable on a pro rata parte basis up to the Settlement Date.

9.4	Conduct of TNT Express during the Interim Period

9.4.1	Subject to applicable Antitrust Laws and 9.4.2, from the date of this Merger Protocol until the earlier of (i) the Settlement Date, and (ii) the date on which this Merger Protocol is terminated in accordance with the provision of Clause 13 (the Interim Period), TNT Express shall, and shall cause its respective Group Companies:

a.	to conduct its business and operations in the ordinary course of business consistent with past practice, however taking into account the need to take appropriate steps to adjust to current market and other circumstances;

b.

to the extent consistent with the foregoing, to use its respective reasonable efforts to preserve their business organisations in a state of operation at least as good as their current state of operation and maintain existing relations and goodwill with governmental authorities, customers and lessees, suppliers, creditors, and other persons with which they have business dealings and to keep available the services of their present employees and agents;

c.	to refrain from taking any of the actions set forth in Schedule E to this Merger Protocol, without FedEx’s written consent (which shall not unreasonably be withheld or delayed);

d.	not to initiate or engage with any of the key customers, suppliers or other business partners of the FedEx Group, except (i) in the ordinary course of TNT Express’s existing business and unconnected with the Offer and not involving any use or disclosure of any information provided in the Due Diligence by or on behalf of FedEx to TNT Express or its advisors, or (ii) in consultation with FedEx;

e.	not to initiate or maintain contact with any officer, director or employee of the FedEx Group without having consulted with the contact person(s) designated by FedEx from time to time in this respect;

f.	not to hire, solicit, endeavour to entice away, or offer to employ any employee, director, officer or managerial employee of any member of the FedEx Group (other than pursuant to general mass solicitations of employment not specifically directed toward employees of the FedEx Group or in response to an approach from such employee, director, officer or managerial employee), it being understood that FedEx shall be deemed to have given its prior written consent with respect to the following:

a.	any actions that TNT Express or any of its Affiliates is obligated to do by Applicable Law;

b.	all actions approved by the general shareholders’ meeting of TNT Express to be held on 8 April 2015 in accordance with the agenda for the meeting;

c.	the Permitted Transactions; and

d.	any action contemplated by this Merger Protocol.

9.4.2	In the event the Offer Conditions have not been satisfied or waived by 31 December 2015, TNT Express’s obligation to refrain from the actions set out in Schedule E without prior approval of FedEx will be amended to the effect that TNT Express may from that date take those actions after reasonable consultation with FedEx.

9.5	Access and information

During the Interim Period, subject to any limitation pursuant to applicable Antitrust Laws or other Applicable Laws, the Parties will, upon reasonable written notice and during normal business hours, provide, and will procure that their respective Affiliates will provide, each other and their respective advisors reasonable access to their directors, senior employees, premises, documents and advisors, and provide as soon as reasonably practicable each other with all such information and documentation as may reasonably be requested in connection with the Offer, the Asset Sale and the other Transactions. In particular, and subject to any limitation pursuant to applicable Antitrust Laws, each Party shall give the other Party and its advisors access to such information and shall give such management and expert presentations and otherwise cooperate as may reasonably be required (i) to prepare the necessary documentation for the Offer, the Asset Sale and the other Transactions, in particular the Offer Document, (ii) to determine the acquisition and financing structure of the Transactions, (iii) to complete any necessary filings and notifications, (iv) to allow its financing banks to obtain the necessary comfort and prepare the necessary financing and security documentation in connection with the Offer, the Asset Sale and the other Transactions, (v) to set up an integration planning team to coordinate and prepare integration activities and transition planning subject to the guidelines to be agreed upon in accordance with applicable Antitrust Laws by the Parties as soon as possible after the date hereof, and (vi) otherwise to progress the Offer, the Asset Sale and the other Transactions.

9.6	Conduct of FedEx during the Interim Period

Subject to Applicable Laws and Clause 9.5, during the Interim Period, FedEx shall not, and shall cause its respective Group Companies to not, directly or indirectly:

a.	initiate or engage with any of the key customers, suppliers or other business partners of the TNT Express Group, except

(i) in the ordinary course of FedEx’s existing business and unconnected with the Offer and not involving any use or disclosure of any information provided in the Due Diligence by or on behalf of TNT Express to FedEx or its advisors, or (ii) in consultation with TNT Express;

b.	initiate or maintain contact with any officer, director or employee of the TNT Express Group without having consulted with the contact person(s) designated by TNT Express from time to time in this respect;

c.	hire, solicit, endeavour to entice away, or offer to employ any employee, director, officer or managerial employee of any member of the TNT Express Group (other than pursuant to general mass solicitations of employment not specifically directed toward employees of the TNT Express Group or in response to an approach from such employee, director, officer or managerial employee); and

d.	take any action that may reasonably be expected to impair its ability to perform its obligations under this Merger Protocol or to consummate the transactions contemplated hereby.

9.7	TNT Express Airline operations

The Parties shall ensure that the Airlines will be able to continue to operate despite the change in ownership and control over TNT Express to FedEx. To that end, TNT Express will during the Interim Period, to the extent permitted by applicable law, procure that it and its Affiliates and their respective directors, employees and advisors will provide FedEx with all information and cooperation reasonably required by FedEx in order to have in place as per the Settlement Date, a legal, organisational and management structure with respect to the Airlines that complies with all applicable laws, regulations, decrees, rules, arrangements and requirements, taking into account the acquisition of majority control over TNT Express by FedEx. The Parties acknowledge and agree that such cooperation by TNT Express and its Affiliates will include to, together with FedEx, negotiate, prepare and enter into a sale agreement concerning the Airlines to a third party selected by FedEx on terms and conditions reasonably acceptable to FedEx and conditional on Settlement, but such cooperation may also include, without limitation, corporate restructurings, transfer of assets and operations and filings and/or applications with regulators, provided that none of these shall have either (i) an irrevocable effect on TNT Express or its Affiliates prior to Settlement, or (ii) an irreversible detrimental effect on TNT Express, its Affiliates and their respective businesses. FedEx hereby agrees to reimburse TNT Express for all reasonable out-of-pocket expenses and costs incurred by TNT Express and its Affiliates pursuant to this Clause 9.7.

10	EXTRAORDINARY MEETINGS OF SHAREHOLDERS

10.1	Convocation EGM

On the Commencement Date, TNT Express undertakes to convene an extraordinary shareholders meeting of TNT Express, in conformity with section 2:110 DCC, to be held at least 10 (ten) Business Days prior to the Closing Date, in order to provide the shareholders of TNT Express with the necessary information concerning the Offer, including the Works Council’s position statement (standpuntbepaling) on the Offer and the Asset Sale and Liquidation pursuant to section 2:107a DCC or a written confirmation that it does not wish to express its views as contemplated therein and, subject to the terms of this Merger Protocol, recommend the Offer to TNT Express’s shareholders for acceptance and to recommend the Shareholders to vote in favour of the Resolutions (the EGM).

10.2	Asset Sale Resolutions

At the EGM, the Shareholders will be requested to, subject to (i) the Offer being declared unconditional (gestand gedaan) and Settlement having taken place, and (ii) the Asset Sale Range being reached:

a.	pass the Asset Sale in accordance with the Asset Sale Documentation as required under section 2:107a DCC;

b.	convert TNT Express into a private company with limited liability (besloten vennootschap); and

c.	upon the transfer of all assets and liabilities to FedEx or its Affiliates pursuant to the Asset Sale, dissolve (ontbinden) and liquidate (vereffenen) TNT Express in accordance with section 2:19 of the DCC (the Liquidation), and appoint the liquidator (vereffenaar) of TNT Express, to be selected by TNT Express after consulting FedEx prior to the Commencement Date, in accordance with section 2:19 of the DCC (the Liquidator),

(the Asset Sale Resolutions).

10.3	Governance Resolutions

At the EGM the Shareholders will be requested to, subject to the Offer being declared unconditional (gestanddoening) and Settlement having taken place, and effective as per the Settlement Date:

a.	resolve on the amendment of the Articles of Association substantially in accordance with the drafts of the amended Articles of Association attached as Schedule I Part 1 (Amended Articles of Association after Settlement), Schedule I Part 2 (Amended Articles of Association after delisting), and Schedule I Part 3 (Amended Articles of Association for conversion);

b.	accept the resignation of Mr. Antony Burgmans, Mrs. Mary Harris, Mr. Roger King and Mr. Sjoerd Vollebregt as a member of the Supervisory Board and, if applicable, the resignation of the relevant members of the Executive Board;

c.	resolve on the granting of full and final discharge to each member of the Boards with respect to his/her duties and obligations performed and incurred in his/her respective capacity as a member of a Board; and

d.	the appointment of Mr. David Cunningham, Mr. David Binks and Mr. Mark Allen to the Supervisory Board and the relevant members of the Executive Board that are to be appointed,

(collectively the Governance Resolutions and together with the Asset Sale Resolutions, the Resolutions)

10.4	New EGM and voting

10.4.1	Subject to the Merger Protocol, each of TNT Express and FedEx shall reasonably do, and procure to be done, all those things necessary to ensure that the Resolutions are passed. If, however, one or more of the Resolutions are not approved at the EGM, TNT Express shall at FedEx’s request after Settlement forthwith convene a new extraordinary meeting of shareholders of TNT Express, to take place after and subject to Settlement, at which the relevant Resolution(s) will be put to a vote.

10.4.2	If the Governance Resolution set forth in Clause 10.3(d) is not approved at the EGM, the interim covenants set forth in Schedule E, shall, notwithstanding Clause 9.4, continue to apply from Settlement until the appointment to the relevant Boards of the individuals mentioned in Clause 10.3(d) becomes effective. In addition, any of the resolutions set out in article 20.2 of the Articles of Association and in Annex 6, Part 2 of the Bylaws of the Executive Board as in force at the date of this Merger Protocol require the prior written approval of FedEx.

10.4.3	FedEx shall and shall procure that any Affiliate of FedEx owning Shares at the EGM record date will vote in favour of the Resolutions on all of those Shares.

11	WARRANTIES

11.1	TNT Express warranties

TNT Express represents and warrants to FedEx that at the date of this Merger Protocol each of the statements set forth in Schedule D (Part 1) is true and accurate.

11.2	FedEx warranties

FedEx represents and warrants to TNT Express that at the date of this Merger Protocol each of the statements set forth in Schedule D (Part 2) is true and accurate.

12	EXCLUSIVITY

12.1	Restrictions

Exclusivity

12.1.1	During the period commencing on the date of this Merger Protocol and ending on the earlier of (i) the date of termination of this Merger Protocol in accordance with the provisions of Clause 13, and (ii) midnight on the Settlement Date:

a.	except as permitted pursuant to Clauses 12.1.2 and 12.3.2, TNT Express shall not, and shall ensure that none of its Group

Companies and its and their respective directors, officers and advisors acting on its behalf (together the Relevant Persons), shall, directly or indirectly, initiate, enter into discussions or negotiations with, or provide any non-public information relating to the TNT Express Group or its business or assets or personnel to, or otherwise approach or solicit any third party to make an offer or proposal or enter into agreements for a potential offer for all or a material part of the Shares or for the whole or a material part of the business or assets of TNT Express or any proposal involving the potential acquisition of a substantial interest in the TNT Express Group, a legal merger or demerger involving TNT Express, a reverse takeover of TNT Express, a reorganisation or re-capitalisation of TNT Express and/or the TNT Express Group (an Alternative Proposal);

b.	TNT Express shall notify FedEx promptly (and in any event within 24 (twenty-four) hours) if any approach or enquiry, or any request for information, is received by it or any of its Relevant Persons from any third party in relation to an Alternative Proposal, it being understood that in any case TNT Express shall notify FedEx of its knowledge of the identity of such third party, the proposed consideration, the conditions to (the making and declaring unconditional of) the Alternative Proposal and other proposed key terms of such Alternative Proposal. Following receipt of an Alternative Proposal, TNT Express shall continue to cooperate with and support the Offer and the other Transactions in accordance with the terms and conditions of this Merger Protocol.

12.1.2

Notwithstanding Clause 12.1.1 and Clause 16, TNT Express and its Relevant Persons are permitted to engage in discussions or negotiations with, and provide certain information to, a bona fide third party that makes an unsolicited approach to TNT Express with the intention of making a Superior Offer, but provided that TNT Express shall only provide information if and to the extent the Boards have in their reasonable opinion determined that doing so is reasonably necessary to assess whether such Alternative Proposal could reasonably be expected to qualify or evolve into a Potential Superior Offer or Superior Offer, provided that (i) TNT Express promptly (and in any event within 24 (twenty-four) hours of receipt of the Alternative Proposal) notifies FedEx of such approach, and (ii) FedEx shall simultaneously receive any information provided to the third party which FedEx has not yet received.

TNT Express shall terminate such discussions and negotiations if after 10 (ten) Business Days from having notified FedEx of the approach in accordance with the preceding sentence if the discussions or negotiations have not resulted in a Potential Superior Offer as set forth in Clause 12.1.1.

Confirmation no current discussions or negotiations

12.1.3	TNT Express hereby confirms that it and its Relevant Persons are on the date of this Merger Protocol not in discussions or negotiations with any third party regarding an Alternative Proposal.

12.2	Potential Superior Offer and Superior Offer

Potential Superior Offer

12.2.1	A Potential Superior Offer is an unsolicited written Alternative Proposal to make a (public) offer for all Shares or for all or substantially all of the business or assets of TNT Express or a legal merger or reverse takeover involving TNT Express, made by a party who, in the reasonable opinion of the Boards, taking into account their fiduciary duties, is a bona fide third party, and which proposal, in the reasonable opinion of the Boards, could reasonably be expected to qualify as or evolve into a Superior Offer.

Superior Offer

12.2.2	An Alternative Proposal will be a Superior Offer if all of the following conditions are met:

a.	the Alternative Proposal is a bona fide unsolicited written offer or proposal relating to an Alternative Proposal for (i) a full public offer (volledig bod) or mandatory offer (verplicht bod) for the Shares, (ii) a legal merger resulting in the control over all or substantially all the Shares, or (iii) an acquisition of all or substantially all of the business or assets of TNT Express, by a party who, in the reasonable opinion of the Boards, is a bona fide party;

b.	in the reasonable opinion of the Boards, taking into account their fiduciary duties and having consulted their financial and legal advisors, the Alternative Proposal is substantially more beneficial to TNT Express and its Shareholders, employees and other stakeholders than the Offer, taking into account the strategy of the Combination, the overall terms and conditions set out in this Merger Protocol (including the deal certainty aspects such as the Asset Sale) and, taking into account the overall terms and conditions of such Alternative Proposal, and the certainty and timing thereof, including the pre-offer conditions and offer conditions, level and nature of consideration, certainty of financing, integration of the businesses, the position of the employees, other matters contemplated by the Non-Financial Covenants, and compliance with Antitrust Laws and regulatory requests and the transaction structure;

c.	the total consideration payable to the Shareholders in connection with such Alternative Proposal (including any dividend proposed to be effected in connection therewith) exceeds the Offer Price as mentioned in the First Announcement by at least 8% (eight per cent);

d.	the Alternative Proposal is legally binding on the third party such that the third party has conditionally committed itself to TNT Express to announce the Alternative Proposal within a week, and in the event of a full public offer make the Alternative Proposal within 8 (eight) weeks in accordance with the Decree and in any event within the timeframes applicable as set in the Decree and the DFSA; and

e.	the consideration payable in the Alternative Proposal may not consist of any securities that are not publicly traded on a regulated market.

Other considerations

12.2.3

If the consideration payable to the Shareholders in connection with a Potential Superior Offer or Superior Offer comprises solely or partly of securities, the securities component of such consideration is to be valued by the Boards in their calculation of whether the threshold in Clause 12.2.2(c) is exceeded, at prevailing market prices and practices, as at the date that the comparison is made, after obtaining advice from its financial advisors. To the extent that the Potential Superior Offer or Superior Offer is an offer for all or substantially all of the assets of TNT Express and its Group, the calculation will be made on the basis of the net proceeds

(excluding dividend withholding tax) to be distributed to the Shareholders resulting from such a transaction calculated on a per Share basis.

12.3	Procedure in case of a Potential Superior Offer

12.3.1	In the event that a Potential Superior Offer is received by TNT Express, TNT Express shall promptly (and in any event within 24 (twenty-four) hours) notify FedEx of the name of the relevant third party, the proposed consideration, the conditions to (the making of) the Potential Superior Offer, the contemplated governance and matters contemplated by the Non-Financial Covenants, the Antitrust Laws and other regulatory requirements that need to be complied with prior to closing of the Potential Superior Offer and all other material terms thereof to the extent available to TNT Express (the First Notice).

12.3.2	In the event that a Potential Superior Offer is received by TNT Express, subject to the terms and conditions of this Merger Protocol, TNT Express and the Relevant Persons may:

a.	consider such Potential Superior Offer;

b.	engage in discussions or negotiations regarding such Potential Superior Offer for a reasonable period which will in any event not exceed 10 (ten) Business Days starting on the date of FedEx’s receipt of the First Notice;

c.	provide non-public, confidential information to the third party making the Potential Superior Offer, provided that such third party will receive the same information as provided to FedEx, except if and to the extent the Boards determine, taking into account their fiduciary duties and having consulted their financial and legal advisors, that the third party reasonably requires additional information to be able to make a Superior Offer. In that case, FedEx will simultaneously receive the same additional information provided to such third party. TNT Express shall not provide any information or data to any person in connection with such Potential Superior Offer, before the proposing party has first signed a confidentiality agreement on terms no less stringent than those of the Non-Disclosure Agreement; and

d.	make any public announcement in relation to a Potential Superior Offer to the extent required under the Merger Rules.

Superior Offer

12.3.3	As soon as the Potential Superior Offer has been determined by the Boards to constitute a Superior Offer, TNT Express shall promptly send a Second Notice in accordance with Clause 10.4.1.

No Superior Offer

12.3.4	As soon as the Potential Superior Offer has been determined by the Boards to not constitute a Superior Offer, TNT Express shall, to the extent permitted under the Merger Rules, inform FedEx promptly thereof and shall confirm to FedEx that the Boards continue to unanimously recommend and support the Offer and the other Transactions as contemplated herein in accordance with Clause 3 and that TNT Express has discontinued considering the Potential Superior Offer and terminated discussions or negotiations regarding the Potential Superior Offer from such third party, it being understood that these confirmations by TNT Express will be made public if the relevant Potential Superior Offer has also been communicated in public.

12.4	Procedure in case of a Superior Offer

Second Notice

12.4.1	If a Potential Superior Offer has been determined by the Boards to constitute a Superior Offer, TNT Express shall notify FedEx in writing promptly (but in any event within 24 (twenty-four) hours) of the contents of such a Superior Offer (the Second Notice).

Matching Offer Period

12.4.2	Without prejudice to FedEx’s ongoing right, but not obligation, to propose improvements and revisions to the Offer after the date of the execution of the Merger Protocol, FedEx shall have 10 (ten) Business Days following the date on which it has received the Second Notice (the Matching Offer Period) to make a revision of the Offer and to match the Superior Offer by submitting in writing to the Boards a revision of the Offer within said 10 (ten) Business Days (the Matching Right). During the Matching Offer Period, TNT Express will continue to cooperate with and support the Offer and the Transactions in accordance with the terms and conditions of the Merger Protocol.

Matched Offer

12.4.3	A Matched Offer is an offer which is, and on terms and conditions which are, determined by the Boards, taking into account their fiduciary duties and having consulted their financial and legal advisors, to be, on balance, at least equally beneficial to TNT Express and the Shareholders, employees and other stakeholders as the Superior Offer, taking into account the strategy of the Combination, the offer price, the overall terms and conditions, the certainty and timing thereof, including the pre-offer conditions and offer conditions, level and nature of consideration, certainty of financing, integration of the businesses, position of the employees and the other matters contemplated by the other Non-Financial Covenants, compliance with Antitrust Laws and regulatory requests, and the transaction structure.

Consequences Matched Offer

12.4.4	If FedEx has exercised its Matching Right and has made a Matched Offer within the Matching Offer Period, TNT Express shall not be entitled to accept the Superior Offer or terminate this Merger Protocol and TNT Express and the members of the Boards will remain bound to the terms and conditions of this Merger Protocol, including with respect to future (Potential) Superior Offers.

Consequences No Matched Offer

12.4.5	If FedEx has not made a Matched Offer within the Matching Offer Period (or, if earlier, if FedEx notifies TNT Express in writing of its intent not to make a Matched Offer), then TNT Express may accept the Superior Offer and (i) the Boards will have the right, but will not be obliged, to withdraw or, as applicable, modify the Recommendation and the Position Statement. If TNT Express accepts the Superior Offer, which acceptance shall be communicated to FedEx by TNT Express as soon as possible but within 5 (five) Business Days following the last day of the Matching Offer Period, each Party will be entitled, but will not be obliged, to terminate this Merger Protocol in accordance with Clause 13.

Continued cooperation

12.4.6	If (i) the Boards withdraw their Recommendation pursuant to Clause 12.4.5 but neither Party terminates this Merger Protocol pursuant to Clause 12.4.5, and (ii) FedEx continues with the Offer, TNT Express, the Boards and each of their members individually shall, as set forth in the Asset Sale Documentation and subject to the terms and conditions of such Asset Sale Documentation, continue to cooperate with the Asset Sale if FedEx and its Affiliates, alone or together with FedEx, immediately after the completion of the Minority Exit, have reached or exceeded the Asset Sale Range.

12.5	Consecutive (Potential) Superior Offers

12.5.1	Clauses 12.2, 12.3, and 12.4 apply mutatis mutandis to any consecutive (Potential) Superior Offer, including a new Superior Offer, which must exceed the consideration per Share of the Matched Offer by at least 5% (five per cent) and meet the other requirements set out in the definition of Superior Offer to qualify as a (new) Superior Offer in accordance with Clause 12.2.1(c)) by the initial party making the initial Superior Offer following a Matched Offer or following another Potential Superior Offer or Superior Offer by another bona fide third party.

13	TERMINATION

13.1	Termination grounds

This Merger Protocol terminates immediately:

Mutual consent

a.	if FedEx and TNT Express explicitly so agree in writing;

Pre-Offer Conditions

b.	by notice in writing given by either of the Parties (the Terminating Party) to the other Party if any of the Pre-Offer Conditions have not been satisfied or waived by the relevant Party in accordance with the terms and conditions of this Merger Protocol before the date that is 12 (twelve) weeks as from the date of the First Announcement, provided the non-satisfaction of the relevant Pre-Offer Condition(s) is not due to a breach by the Terminating Party of any of its obligations under this Merger Protocol or any agreement resulting therefrom;

Offer Conditions

c.	by notice in writing given by the Terminating Party to the other Party if any of the Offer Conditions have not been satisfied or waived by the relevant Party in accordance with the terms and conditions of this Merger Protocol before the Long Stop Date, provided, the non-satisfaction of the relevant Offer Condition(s) is not due to a breach by the Terminating Party of any of its obligations under this Merger Protocol or any agreement resulting therefrom;

Material breach

d.	by notice in writing given by the Terminating Party to the other Party in case of the other Party having breached the terms of this Merger Protocol to the extent that any such breach:

i.	has or could reasonably be expected to have material adverse consequences for TNT Express, the Offer, the Asset Sale or other material Transactions; and

ii.	is incapable of being remedied within 10 (ten) Business Days after receipt by the other Party of a written notice from the Terminating Party or has not been remedied by the other Party within 10 (ten) Business Days after receipt by the other Party of a written notice from the Terminating Party;

Superior Offer

e.	by notice in writing by either TNT Express or FedEx to the other Party in accordance with the terms and subject to the conditions set forth in Clause 12.4.5; or

No Launch or Settlement

f.	by notice in writing by TNT Express to FedEx if (i) all Pre-Offer Conditions have been satisfied or waived and FedEx has failed to commence the Offer on the Commencement Date, or (ii) all Offer Conditions have been satisfied or waived and Settlement has not taken place on the Settlement Date.

13.2	Surviving Clauses

In the event of termination of this Merger Protocol pursuant to Clause 13.1, this Merger Protocol will have no further effect with exception of this Clause 13 (Termination), Clause 14 (Break Fee), Clause 15 (Costs and Expenses), Clause 16 (Confidentiality), Clause 18

(Communications), Clause 19 (Notices), Clause 20 (Miscellaneous) and Clause 21 (Governing law, jurisdiction and disputes), which provisions will survive any termination of this Merger Protocol. In such event, and subject to Clause 14 (Break Fee), there will be no liability on the part of any Party, other than the liability to the other Party for failing to fulfil or otherwise breaching any of its obligations under this Merger Protocol prior to its termination.

14	BREAK FEE

14.1	Break fee TNT Express

14.1.1	Including but not limited to induce FedEx to enter into this Merger Protocol, TNT Express shall pay to FedEx a gross amount of EUR 45 million in cash, immediately upon first written request thereto from FedEx and without defences or set-off of any kind, if:

a.	this Merger Protocol is terminated by FedEx pursuant to Clause 13.1(d) in case of a material breach by TNT Express; or

b.	this Merger Protocol is terminated by either TNT Express or FedEx pursuant to Clause 13.1(e) (Superior Offer).

14.1.2	Any payment obligation of TNT Express under Clause 14.1.1(b) shall exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by TNT Express.

14.2	Break fee FedEx

14.2.1	Including but not limited to induce TNT Express to enter into this Merger Protocol, FedEx shall pay to TNT Express a gross amount of EUR 200 million in cash, immediately upon first written request thereto from TNT Express and without defences or set-off of any kind, if:

a.	this Merger Protocol is terminated pursuant to the Offer Condition set out in Clause 4.3 (b) (Competition Clearance) not being satisfied or waived by FedEx in accordance with the terms and conditions of this Merger Protocol before the Long Stop Date;

b.	this Merger Protocol is terminated by TNT Express pursuant to Clause 13.1(d) in case of a material breach by FedEx; or

c.	this Merger Protocol is terminated by TNT Express pursuant to Clause 13.1(f) (No Launch or Settlement).

14.2.2	Any payment obligation of FedEx under Clause 14.2.1(a) and Clause 14.2.1(c) shall exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by FedEx.

14.3	Other remedies

The Parties agree that the rights of, and the exercising of such rights by, FedEx under Clauses 14.1 and the rights of, and the exercising of such rights by, TNT Express under Clause 14.2, respectively, shall be without prejudice to, and not in lieu of, (i) any right of TNT Express to demand specific performance (nakoming vorderen) from FedEx or vice versa of the provisions of this Merger Protocol, and (ii) any liability (schadevergoedingsplicht) of FedEx towards TNT Express or vice versa under this Merger Protocol, including but not limited to in relation to the events set forth in Clauses 14.1 and 14.2. The Parties agree that the provisions of article 6:92, paragraphs 1, 2 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

14.4	Disclosure

The contents of this Clause 14 will be disclosed in adequate summary in the First Announcement, and in full in the Offer Document and the Position Statement.

15	COSTS AND EXPENSES

Except where this Merger Protocol provides otherwise, any (other) costs and expenses incurred by TNT Express or FedEx, including the costs and expenses of their respective professional advisors, in connection with the preparation for or performance of their respective obligations under this Merger Protocol or in connection with the preparation or consummation of the Offer are for the relevant Party’s own account.

16	CONFIDENTIALITY

16.1	Disclosure

The substance of this Merger Protocol will be disclosed in the First Announcement, subsequent public relations communications in respect of the Offer, the Offer Document, the Position Statement, and furthermore as required by Applicable Law.

16.2	Non-disclosure Agreement

Irrespective of Clause 16.1, the Non-Disclosure Agreement will, notwithstanding its terms, remain in full force and effect.

17	STAKEBUILDING

17.1	Stakebuilding

As from the date of the First Announcement, subject to the Merger Rules, FedEx shall be entitled to trade in the Shares provided that FedEx will not at any time, alone or acting in concert with others, directly or indirectly, pass the threshold for a mandatory public offer pursuant to section 5:70 of the DFSA.

17.2	Relationship agreement

If this Merger Protocol is terminated and Settlement has not occurred, FedEx and TNT Express shall negotiate in good faith to enter into a relationship agreement on reasonable terms and conditions, provided that no obligation to enter into such relationship agreement exists, or such relationship agreement entered into will terminate, if the Shares held by FedEx represent less than 15% of the aggregate issued and outstanding ordinary share capital of TNT Express.

18	COMMUNICATIONS

Except with respect to any Potential Superior Offer, Superior Offer or Matched Offer, and except for disclosures consistent with prior disclosures made in compliance with this Clause 18, the Parties shall consult with each other with respect to, and prior to, any public announcements or communications with the media in connection with the Offer and the other Transactions, if and to the extent reasonably possible. Notwithstanding the foregoing, each Party may issue such public statements as it reasonably concludes are required by Applicable Law and communicate the Offer and the other Transactions with its own employees.

19	NOTICES

19.1	Notices

Any notices or other formal communication to be provided pursuant to this Merger Protocol must be in writing (which includes fax and e-mail), signed by or on behalf of the Party giving it, must be in the English language or, if in any other language, accompanied by a translation into English, and may be delivered in person, or sent by post, by fax or by e-mail to the Party to be served as follows:

if to FedEx at:

FedEx Corporation

Attention:

Mrs. C.P. Richards (Executive Vice President, General Counsel and Secretary)

942 South Shady Grove Road

Memphis, TN 38120

United States of America

Fax: +1 901 818 75 90

With a copy to NautaDutilh N.V.

Attention: Mr. C.J.C. de Brauw

Strawinskylaan 1999

1077 XV Amsterdam

The Netherlands

Fax: +31 20 71 71 327

and with a copy to:

Mr. M.R. Allen (Senior Vice President Legal International)

Kantersteen 47

B-1000 Brussels

Belgium

Fax: +32 2 515 89 40

if to TNT Express, to:

TNT Express N.V.

Attention: Mr. T.G. Wassenaar, General Counsel

P.O. box 13000

1100 KG Amsterdam

The Netherlands

Fax: +31 (0)88 393 3000

with a copy to

Allen & Overy LLP

Attention: Mr. J.L. Burggraaf

Apollolaan 15

1077 AB Amsterdam

The Netherlands

Fax: +31(0)20 674 1837

or at such other address, email address or fax number as a Party may notify the other Party under this Clause.

19.2	Delivery

Notice given

19.2.1	Any notice or other communication is deemed to have been given:

a.	if delivered in person, at the time of delivery; or

b.	if sent by post, at 10.00 a.m. on the second Business Day after it was put into the post or at 10.00 a.m. (local time at the place of destination) on the first Business Day after it was put into the post by overnight courier; or

c.	if sent by fax or by e-mail, on the date of transmission, if transmitted before 3.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day, following the date of transmission.

Proof of notice

19.2.2	In proving the delivery of a notice or other communication, it is sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by prepaid airmail, as the case may be, or that the fax or e-mail was properly addressed and transmitted, as the case may be.

20	MISCELLANEOUS

20.1	Further assurances

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this Merger Protocol.

20.2	Legal effect

Legal effect

20.2.1	This Merger Protocol has no legal effect until each Party has executed this Merger Protocol.

Rights

20.2.2	The rights of each Party under this Merger Protocol:

a.	may be exercised as often as necessary;

b.	are cumulative and not exclusive of rights and remedies provided by law;

c.	may be waived only in writing and specifically.

Delay

20.2.3	The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach.

No third party stipulations

20.2.4	Except as expressly stated in this Merger Protocol (including but not limited to Clauses 6.5.3 and 8.4.1), the terms of this Merger Protocol may be enforced only by a Party to this Merger Protocol or a Party’s permitted assigns or successors. In the event any third party stipulation (derdenbeding) contained in this Merger Protocol is accepted by any third party, such third party will not become a party to this Merger Protocol.

Fraud

20.2.5	Nothing in this Merger Protocol limits or excludes any liability for fraud (bedrog).

20.3	Amendments

A variation to this Merger Protocol is valid only if it is in writing and signed by each of the Parties.

20.4	No assignment of rights and obligations

20.4.1	Unless as specifically provided in this Merger Protocol, no Party may, without the prior written consent of the other Party, assign, grant any security interest over, hold in trust or otherwise transfer, in whole or in part, any of its rights and obligations under this Merger Protocol.

20.4.2	Upon or concurrent with the transfer of TNT Express’s assets (as a result of the Asset Sale or otherwise), any and all of TNT Express’s rights and obligations under this Merger Protocol will be assigned and transferred (by operation of law) to such successor of TNT Express, and any reference to TNT Express in the Non-Financial Covenants or elsewhere in this Merger Protocol will be deemed to be to such successor. FedEx shall, and shall procure that its Affiliates will execute all such deeds, documents, assurances, and perform such acts and things reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this Clause 20.4.2.

20.5	Counterparts

This Merger Protocol may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each Party and delivered (by electronic communication, facsimile or otherwise) to the other Party.

20.6	Entire agreement

With the exception of the Non-Disclosure Agreement and the Asset Sale Documentation, this Merger Protocol constitutes the entire agreement between and understanding of the Parties in respect of the Offer and the Transactions and any preceding or concurrent oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded.

20.7	Invalidity

The Parties acknowledge the reasonableness of the provisions of this Merger Protocol. If any provision of this Merger Protocol (including, without limitation, any sentence, Clause or part hereof) will be adjudicated to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made. In addition, the Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the legal effect of which, given the contents and purpose of this Merger Protocol, is, to the greatest extent possible, similar to that of the invalid or non-binding part. Furthermore, if any particular provision contained in this Merger Protocol will for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it will be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to the fullest extent compatible with the Applicable Law as it will then apply.

20.8	No rescission

Without prejudice to the provisions of Clause 13, to the extent permitted by the Merger Rules, each of the Parties waives its rights, if any, to in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this Merger Protocol. Each of the Parties waives its rights to request in whole or in part the annulment, rescission, dissolution or cancellation of this Merger Protocol, including (but not limited to) on the basis of articles 7:17 (conformiteit) and 6:228 (dwaling) of the DCC. Furthermore, each of the Parties waives its rights, if any, to in whole or in part seek the alteration of this Merger Protocol pursuant to article 6:230 of the DCC.

20.9	Specific performance

The Parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Merger Protocol were not performed in accordance with their specific terms and agree that they are entitled to seek an injunction or injunctions to prevent breaches of this Merger Protocol and to seek to specifically enforce (nakoming) the terms hereof, this being in addition to any other remedy to which they are entitled.

20.10	Language

All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Merger Protocol must be in English or accompanied by an English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

21	GOVERNING LAW AND JURISDICTION

21.1	Governing law

This Merger Protocol is construed in accordance with and shall be governed exclusively by the laws of The Netherlands.

21.2	Jurisdiction

21.2.1	Without prejudice to Clause 4.9, and without prejudice to the right of each Party to seek injunctive relief with the relevant Dutch courts (kort geding), all disputes in connection with this Merger Protocol (including any dispute as to the validity of this Merger Protocol, any questions in respect of the authority of the arbitrators and any dispute about whether a particular dispute should be referred to arbitration) shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of 3 (three) arbitrators, to be appointed in accordance with such arbitration rules. The place of the arbitration will be Amsterdam, The Netherlands. The arbitral procedure will be conducted in the English language. The arbitrators will decide according to the rules of law.

21.2.2	Clause 21.2.1 shall also apply to disputes arising out of or in connection with agreements which are connected with this Merger Protocol, including the Asset Sale Documentation, unless the relevant agreement expressly provides otherwise.

21.2.3	Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded.

— signature pages to follow —

Signature page to Merger Protocol

This Merger Protocol has been signed in two identical copies on the date stated at the beginning of this agreement.

For and on behalf of TNT Express N.V.

/s/ L.W. Gunning		/s/ M.J. de Vries
By:	Mr. L.W. Gunning	By:	Mr. M.J. de Vries
Title:	Managing Director (CEO)	Title:	Managing Director (CFO)

For and on behalf of FedEx Corporation

/s/ Frederick W. Smith
By:	Mr. Frederick W. Smith
Title:	Chairman of the Board, President and Chief Executive Officer

SCHEDULE A.	INTERPRETATION

The following capitalised terms and expressions set out in the Merger Protocol have the following meanings:

Acceptance Level	has the meaning as set out in Clause 4.3(a)

Acceptance Period	has the meaning as set out in Clause 2.5.1

ADRs	has the meaning as set out in recital H

Affiliate	means any corporation, partnership, co-operative, or other business or legal entity or other person directly or indirectly, solely or jointly controlling or controlled by that Party, including any of its subsidiaries and group companies within the meaning of Articles 2:24a and 2:24b of the DCC, respectively

AFM	means the Dutch Authority for the Financial Markets (de Stichting Autoriteit Financiële Markten)

Airlines	means TNT Airways S.A./N.V. and PAN Air Líneas Aéreas S.A.

Alternative Proposal	has the meaning set out in Clause 12.1.1(a)

Antitrust Authority	has the meaning set out in Clause 4.8.1

Antitrust Laws	means the Dutch Competition Act (Mededingingswet), the HSR Act, the EU Merger Regulation and any other law, regulation or decree (whether national, international, federal, state or local) designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or the significant impediment of effective competition

Applicable Laws	means any and all applicable laws (whether civil, criminal or administrative) including common law, statutes, subordinate legislation, treaties, regulations, rules, directives, decisions, by-laws, circulars, codes (including corporate governance codes), orders, notices, demands, decrees, injunctions, guidance, judgments or resolutions of a parliamentary government, quasigovernment, federal, state or local government, statutory, administrative or regulatory body, securities exchange, court or agency in any part of the world which are in force or enacted and are, in each case, legally binding as at the relevant time, and the term Applicable Law will be construed accordingly

Articles of Association	means the articles of association of TNT Express, as amended from time to time

Asset Sale	means the asset sale contemplated by the Asset Sale Documentation

Asset Sale Documentation	has the meaning set out in Clause 8.3.2

Asset Sale Range	has the meaning set out in Clause 8.3.2(c)

Asset Sale Resolutions	has the meaning set out in Clause 10.2

Bidco	has the meaning set out in Clause 2.2

Binding Advice	has the meaning set out in Clause 4.9.4

Binding Advisor	has the meaning set out in Clause 4.9.4

Boards	has the meaning set out in recital N

Bonus Matching Plan	has the meaning set out in Clause 9.3.1

Business Day	means a day (other than a Saturday or Sunday) on which banks, Euronext Amsterdam and NYSE are generally open for normal business in The Netherlands and the United States of America, except where it is used to refer to terms set out in the Decree, in which case it means any working day designated as such in the Algemene Bank-CAO

Buy-Out	has the meaning set out in Clause 8.2

Call Option	has the meaning set out in recital L

Closing Date	has the meaning set out in Clause 2.5.1

Combination	has the meaning set out in recital C

Commencement Date	has the meaning set out in Clause 2.4

Commitments	has the meaning set out in Clause 4.8.4

Competition Clearances	has the meaning set out in Clause 4.3(b)

Counter Notice	has the meaning set out in Clause 4.9.3

DCC	means the Dutch Civil Code (Burgerlijk Wetboek)

Decree	means the Dutch Public Offers Decree (Besluit openbare biedingen Wft)

DEPO	means the Dutch Exemption Decree Public Offers (Vrijstellingsbesluit overnamebiedingen Wft)

DFSA	means the Dutch Financial Supervision Act (Wet op het financieel toezicht)

Disagreement Notice	has the meaning set out in Clause 4.9.2

Due Diligence	has the meaning set out in recital F

Dutch Corporate Governance Code	means the Dutch corporate governance code dated 1 January 2009 as established under article 2:391 paragraph 5 of the DCC

Dutch Merger Code	means the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000)

EGM	has the meaning set out in Clause 10.1

Employee Clearances	has the meaning set out in Clause 9.2.1

Employee Matching Rights	has the meaning set out in Clause 9.3.1

Employee Share Rights	has the meaning set out in Clause 9.3.1

Enterprise Chamber	Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer)

EU Competition Clearance	means Phase I Competition Clearance or Phase II Competition Clearance, as the case may be, allowing FedEx to acquire and vote on the Shares tendered under the Offer as per the Settlement Date

EU Merger Regulation	means Council Regulation (EC) No. 139/2004

Euronext Amsterdam	means the official market of the regulated market of Euronext (Amsterdam)

Executive Board	has the meaning set out in recital N

Fairness Opinions	has the meaning set out in Clause 3.3

FedEx	means FedEx Corporation

First Announcement	has the meaning set out in Clause 2.13

First Notice	has the meaning set out in Clause 12.3.1

Foundation	has the meaning set out in recital L

Foundation Option Agreement	has the meaning set out in recital L

Governance Resolutions	has the meaning set out in Clause 10.3

Governmental Entity	means any government authority, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality, in each case, whether domestic or foreign

Governmental or Court Order	has the meaning set out in Clause 4.1(h)

Group	in respect of a Party, means that Party and the Group Companies immediately prior to the Settlement Date

Group Companies	in respect of a Party, means any corporation, partnership, co-operative, or other business or legal entity or other person directly or indirectly, solely or jointly controlled by such Party, and Group Company means any of them

HSR Act	means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Incentive Plans	has the meaning given to it in Clause 9.3.1

Indemnified Party	has the meaning set out in Clause 8.4.1

Independent Member	has the meaning set out in Clause 7.1.1(b)

Integration Committee	has the meaning set out in Clause 6.3.1

Interim Period	has the meaning set out in Clause 9.4

Irrevocable	has the meaning set out in recital R

Liquidation	has the meaning set out in Clause 10.2(c)

Liquidator	has the meaning set out in Clause 10.2(c)

Long Stop Date	has the meaning set out in Clause 2.3.2

Losses	has the meaning as set out in Clause 8.4.1

Matched Offer	has the meaning set out in Clause 12.4.3

Matching Offer Period	has the meaning set out in Clause 12.4.2

Matching Right	has the meaning set out in Clause 12.4.2

Material Adverse Effect	means any change, event, circumstance or effect (any such items an Effect) individually or when taken together with all other Effects, that occurred after the date of the Merger Protocol and is continuing on the Closing Date (and, for the avoidance of doubt, if FedEx launches the Offer any such Effect occurring before the Commencement Date may be taken into account in the determination at the Closing Date of whether a Material Adverse Effect has occurred) that is or is reasonably likely to be materially adverse to the business, the assets, the liabilities, the financial condition or position or capitalisation of the TNT Express Group taken as a whole, such that FedEx cannot reasonably be expected to commence the Offer or to declare the Offer unconditional or complete the Asset Sale, as the case may be, provided, however, that for the purpose of determining whether there has been, or will be, a Material Adverse Effect, the following Effects will not be taken into account:

(a)	a general economic decline affecting the companies active in the industry in which the members of TNT Express’s Group operate;

(b)	any natural disaster, pandemic, act of terrorism, sabotage, armed hostility, military action (including, but not limited to, military action in Syria, Iran, Yemen and Ukraine), or act of God, or any escalation or worsening thereof;

(c)	changes in economic, political, or market conditions (including oil prices), including any adverse development regarding the European Union, its member states (including member states leaving such union) and the Eurozone (including one or more member states leaving or forced to leave such zone);

(d)	any failure, in and of itself, by TNT Express or the TNT Express Group to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, however, that, in the case of this paragraph (d), the underlying cause for such failure may be considered in determining whether there may be a Material Adverse Effect);

(e)	the credit, financial strength or other ratings (provided, however, that, in the case of this paragraph (e), the underlying cause for such change, event, circumstance or effect relating to credit, financial strength or other ratings may be considered in determining whether there may be a Material Adverse Effect) of TNT Express or the TNT Express Group;

(f)	any Effect resulting from any act or omission of FedEx, whether before or after the date of this Merger Protocol, including any action taken by TNT Express or any member of the TNT Express Group with FedEx’s written consent or at FedEx’s direction (or not taken where such consent has been withheld) or compliance by TNT Express with the terms of, or the taking of any action required by, the Merger Protocol, except for any Effect resulting from any act or omission of FedEx that is a response to a breach of the Merger Protocol by TNT Express;

(g)	any Effect resulting from (i) the entry into of the Merger Protocol, or (ii) the announcement, making or implementation of the Offer;

(h)	a breach of the Merger Protocol or applicable law by FedEx;

(i)	any change or prospective change of law or regulation, or the interpretation thereof, including any change to generally accepted accounting principles;

(j)	any litigation having been commenced by shareholders in relation to (i) the Offer or (ii) the Asset Sale or any of the other Transactions; or

(k)	any Effect (including but not limited to litigation) which is known or should have been known to FedEx as per the date of the Merger Protocol,

except, in the cases of paragraphs (a), (b) and (c), to the extent that the TNT Express Group, taken as a whole, is materially disproportionately affected thereby as compared with other participants in the industries in which the TNT Express Group primarily operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

Matters in Dispute	has the meaning set out in Schedule G

Merger Protocol	means this agreement

Merger Rules	means all Applicable Laws regarding the Transactions, and each of them, including without limitation, the applicable provisions of the DFSA, the Decree, the DEPO, any rules and regulations promulgated pursuant to the DFSA, Decree and DEPO, the policy guidelines, instructions and opinions of the AFM, the Dutch Merger Code, the WOR, the rules and regulations of Euronext Amsterdam and, in as far as applicable, NYSE, the DCC, the relevant securities and employee consultation rules and regulations in other applicable jurisdictions including, without limitation, the applicable U.S. securities laws and the rules and regulations promulgated under such laws, and the relevant Antitrust Laws applicable to the Offer.

Minority Exit	means either, at the discretion of FedEx: (i) FedEx placing a standing order on Euronext Amsterdam to purchase Shares not already held by FedEx or any of its Affiliates against a price equal to the Offer Price in euro, for a period of at least 2 (two) weeks following the Post-Closing Acceptance Period, or (ii) FedEx making (uitbrengen), declaring unconditional (gestand doen) and settling (betalen en levering aanvaarden) a subsequent public offer (openbaar bod) for all Shares not held by FedEx at an offer price per issued and outstanding ordinary share in the capital of TNT Express equal to the Offer Price

Non-Disclosure Agreement	has the meaning set out in recital E

Non-Financial Covenants	has the meaning set out in Clause 6.2.1

Non-Financial Covenants Duration	has the meaning set out in Clause 6.4.2

Notifying Party	has the meaning set out in Clause 4.9.1

Offer	has the meaning set out in recital C

Offer Conditions	has the meaning set out in Clause 4.3

Offer Document	has the meaning set out in Clause 2.9.1

Offer Price	has the meaning set out in Clause 2.3.1

Other Key Competition Clearances	means one of the following events having occurred in respect of Brazil, China and, to the extent applicable, the United States of America: (i) the Antitrust Authorities issuing a decision in respect of the Offer or the Transactions constituting clearance of the proposed concentration, or stating that no clearance is required, or (ii) the expiry, lapse or termination of all applicable waiting and other time periods (including extensions thereof) under any applicable legislation or regulation in respect of the Offer or the Transactions provided that, upon such expiry, lapse or termination the Offer or the Transactions is by operation of law and effective immediately deemed to be cleared

Party or Parties	has the meaning set out in the introduction

Performance Share Plan	has the meaning set out in 9.3.1

Performance Shares	has the meaning set out in 9.3.1

Permitted Transactions	has the meaning set out in Schedule E

Phase I Competition Clearance	means that the transactions contemplated by this Merger Protocol are declared by the European Commission to be compatible with the common market, whether unconditionally or subject to any such conditions, obligations, undertakings or modifications as the decision may identify, pursuant to Article 6(1)(a), 6(1)(b) or 6(2) of the EU Merger Regulation or deemed to have been declared compatible with the common market pursuant to Article 10(6) of the EU Merger Regulation or, in case the European Commission makes a referral in whole or in part under Article 4 or 9 of the EU Merger Regulation, a declaration or deemed declaration by the Dutch Competition Authority pursuant to Article 37(4) or 37(5) of the Dutch Competition Act, respectively, and, if applicable, other regulatory authorities of member state(s) to which the transaction may be referred pursuant to the applicable phase I rules in the relevant jurisdictions

Phase II Competition Clearance	means that the transactions contemplated by the Merger Protocol are declared by the European Commission to be compatible with the common market, whether unconditionally or subject to any such conditions, obligations, undertakings or modifications as the decision may identify, pursuant to Article 8(1) or 8(2) of the EU Merger Regulation or deemed to have been declared compatible with the common market pursuant to Article 10(6) of the EU Merger Regulation, or, in case the European Commission makes a referral in whole or in part under Article 4 or 9 of the EU Merger Regulation, a clearance declaration or deemed clearance declaration by the Dutch Competition Authority pursuant to Article 44(1) of the Dutch Competition Act and, if applicable, other regulatory authorities of member state(s) to which the transaction may be referred pursuant to the applicable phase II rules in the relevant jurisdictions

Position Statement	has the meaning set out in Clause 2.10.1

Post-Closing Acceptance Period	has the meaning set out Clause 2.7

Post-Settlement Restructuring	has the meaning set out in Clause 8.5.1

Potential Superior Offer	has the meaning set out in Clause 12.2.1

Pre-Offer Conditions	has the meaning set out in Clause 4.1

Protective Preference Shares	has the meaning set out recital L

Receiving Party	has the meaning set out in Clause 4.9.1

Recommendation	has the meaning set out in Clause 3.1.1c

Relationship Agreement	has the meaning set out in recital Q

Relevant Persons	has the meaning set out in Clause 12.1.1(a)

Resolutions	has the meaning set out in Clause 10.3

SEC	has the meaning set out in Clause 2.14

Second Notice	has the meaning set out in Clause 12.4.1

Settlement	has the meaning set out in Clause 2.6

Settlement Date	has the meaning set out Clause 2.6

Shareholders	means the holders of Shares

Shares	has the meaning set out in recital I

Superior Offer	has the meaning set out in Clause 12.2.2

Supervisory Board	has the meaning set out in recital N

Tax Authority	means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity

Tax or Taxes	means all forms of taxes, levies, duties, charges, surcharges, imposts and withholdings of any nature whatsoever, including income tax, corporation tax, corporation profits tax, advance corporation tax, capital gains tax, capital acquisitions tax, compensation, unemployment, transfer, occupation, customs duties, severance, payroll, ad valorem, residential property tax, wealth tax, value added tax, withholding tax, deposit interest retention tax, customs and other import and export duties, excise duties, stamp duty, capital duty, social insurance, social welfare or other similar contributions and other amounts corresponding thereto and all penalties, charges, costs and interest relating thereto and shall include any transferee or successor liability in respect in any and all of the above

Tax Ruling	means any concession granted by a Tax Authority for a reduction in Taxes or Tax rate in the jurisdiction in which the Tax Authority is located

Terminating Party	has the meaning set out in Clause 13.1(b)

TNT Express	TNT Express N.V.

Trading Day	means any day on which each of Euronext Amsterdam is open for trading

Transactions	has the meaning set out in recital P

Unconditional Date	has the meaning as set out in Clause 2.6

WOR	has the meaning set out in recital S

Works Council	has the meaning set out in Clause 9.2.1

In this Merger Protocol, references to:

a.	this Merger Protocol includes the recitals and Schedules to this Merger Protocol, each of which constitutes an integral part of this Merger Protocol;

b.	Clauses, subclauses and Schedules are to the clauses and subclauses of, and schedules to, this Merger Protocol and include the matters referred to in such Clauses, subclauses and Schedules;

c.	statutes, acts and the like of whatever jurisdiction include any amendment, modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made thereunder in force from time to time, except as otherwise specified;

d.	the masculine gender includes the feminine gender and neuter and vice versa;

e.	the singular number includes the plural and vice versa;

f.	persons includes individuals and corporate bodies, corporate entities, firms, unincorporated or incorporated associations, co-operations, foundations and partnerships and other legal entities;

g.	the headings are inserted for convenience only and do not affect the construction of this Merger Protocol;

h.	TNT Express, unless the context requires otherwise, includes any and all of its Group Companies;

i.	whenever the words “include”, “includes”, or “including” are used in this Merger Protocol, they are deemed to be followed by the words “without limitation”.

SCHEDULE B.	FIRST ANNOUNCEMENT

SCHEDULE C.	TIMETABLE

Expected date and time	Event

Note: T = date of execution of the Merger Protocol

T or T + 1	First Announcement

T + 6 weeks	Filing first draft Offer Document for AFM approval

T + 8 weeks	Filing of revised Offer Document with the AFM

T + 10 weeks	Launch of the Offer and announcement of general availability of Offer Document and Position Statement

T + 10 weeks	Convocation notice for EGM

T + 10 weeks and 1 Business Day, 09:00 hours CET	Acceptance Period begins

T + 18 weeks	EGM

T + 20 weeks, 17:40 hours CET unless extended	Closing Date and Time

No later than on the third Business Day following the Closing Date	Unconditional Date

Promptly following the Unconditional Date	Commencement of Post-Closing Acceptance Period, if any

No later than on the third Trading Day following the Unconditional Date, unforeseen circumstances excepted	Settlement Date

T + 22 weeks	End of Post-Closing Acceptance Period, if any

T + 25 weeks	Commencement Minority Exit

T + 28 weeks	Implementation Post-Settlement Restructuring

SCHEDULE D.	WARRANTIES

PART 1

REPRESENTATIONS AND WARRANTIES OF TNT EXPRESS

1.	INTERPRETATION

1.1	Defined terms used in the Merger Protocol shall have the same meanings when used in this Schedule. Wherever the expression “to the best knowledge of TNT Express” or any similar expression is used in this Schedule, such expression means the positive knowledge of the members of the Executive Board and TNT Express general counsel (Mr. T. Wassenaar) and the knowledge which these persons are deemed to have after having made reasonable efforts to obtain reasonably detailed information from other relevant key employees within the TNT Express Group.

2.	WARRANTIES / STATEMENTS

2.1	TNT Express represents and warrants to FedEx that, unless fairly disclosed during the Due Diligence to FedEx by TNT Express prior to the signing of the Merger Protocol, at the date of this Merger Protocol each of the following statements in this Schedule D Part 1 under 2.1 is true and accurate:

a.	TNT Express is validly existing and is a company duly incorporated under the laws of The Netherlands as a limited liability company (naamloze vennootschap). Each Affiliate is a corporation or other entity duly organised and validly existing under the laws of the jurisdiction of its incorporation or organisation.

b.	TNT Express and each of its Affiliates have full power and authority (corporate or otherwise) to carry on its respective business as currently conducted and, with respect to TNT Express, to enter into, execute, deliver and carry out the terms of this Merger Protocol and to incur and discharge its obligations provided for herein.

c.	TNT Express has taken all corporate action required by it to authorise it to perform its obligations pursuant to this Merger Protocol and neither the execution of this Merger Protocol by TNT Express, nor the consummation of the transactions contemplated hereby, will conflict with, or result in, any breach of any material obligation of TNT Express or trigger any obligations or liabilities of material importance for TNT Express as a whole.

d.	This Merger Protocol has been duly and properly executed and duly delivered, as required by law, by TNT Express, and assuming due authorisation, execution and delivery of this Merger Protocol by FedEx, and subject to the Employee Clearances constitutes a legal and binding obligation of TNT Express, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

e.	No action has been taken or is contemplated to dissolve or liquidate TNT Express or any of its major Affiliates, and, to the knowledge of TNT Express, no insolvency proceedings have been proposed, commenced or threatened against TNT Express or any of its major Affiliates and no judgment has been made or is pending declaring TNT Express or any of its major Affiliates insolvent.

f.	Recitals G and I correctly reflect the details of the share capital of TNT Express.

g.	The percentage of Shares held by U.S. holders is less than forty 40% as determined in accordance with Instruction 2 to Rules 14d-1(c) and (d) under the United States Securities Exchange Act of 1934, as amended.

h.	There are no other outstanding rights granted by TNT Express to subscribe for any securities in TNT Express, other than (i) the ADRs, (ii) any entitlements pursuant to the Incentive Plans, (iii) the rights of the Foundation under the Foundation Option Agreement, and (iv) any rights deriving from the TNT Express final dividend over the financial year 2014.

i.	The entitlements pursuant to the Incentive Plans are correctly set out in this Merger Protocol.

j.	The public disclosures made by or on behalf of TNT Express since 2014 (including but not limited to regulatory filings, financial statements, press releases and other information communicated to the market) are true and accurate in all material respects and do not require any further disclosure or update in order to avoid any such prior disclosure being materially incorrect, misleading or incomplete by reference to the date of the relevant disclosure and TNT Express has not failed to observe any obligation to make any such public disclosure.

k.	Any price sensitive information in respect of which TNT Express has postponed the disclosure, if any, has been disclosed to FedEx prior to signing of the Merger Protocol. If and to the extent TNT Express has disclosed any price sensitive information to FedEx prior to the signing of this Merger Protocol, this information will be disclosed ultimately simultaneously with the publication of TNT Express’s first quarter financial results on 28 April 2015.

l.	In relation to TNT Express and the Shares, TNT Express has in the 3 (three) years before the date of this Merger Protocol complied with all Applicable Laws, including the DFSA and the Dutch market abuse decree (Besluit marktmisbruik Wft) with respect to insider trading, and has made all notifications and filings required under such Applicable Laws, and has to TNT Express’s knowledge not done anything or omitted to do anything which constitutes, or might constitute, a breach or criminal offence under such Applicable Laws. TNT Express has not received written notification indicating a breach or criminal offence by the members of the Boards or senior management employees under such Applicable Laws.

m.	Since 31 December 2014, neither TNT Express nor any Affiliate has incurred a material tax liability other than in the ordinary course of business.

PART 2

REPRESENTATIONS AND WARRANTIES OF FEDEX

1.	INTERPRETATION

1.1	Defined terms used in the Merger Protocol have the same meanings when used in this Schedule D.

2.	WARRANTIES / STATEMENTS

2.1	FedEx represents and warrants to TNT Express that, unless fairly disclosed to TNT Express by FedEx prior to the signing of the Merger Protocol, at the date of this Merger Protocol each of the following statements in this Schedule D Part 2 is true and accurate:

a.	FedEx is validly existing and is a company duly incorporated under the laws of the State of Delaware.

b.	FedEx has full power and authority (corporate or otherwise) to carry on its business as currently conducted and to enter into, execute, deliver and carry out the terms of this Merger Protocol and to incur and discharge its obligations provided for herein.

c.	FedEx has taken all corporate action required by it to authorise it to perform its obligations pursuant to this Merger Protocol and neither the execution of this Merger Protocol by FedEx, nor the consummation of the transactions contemplated hereby, will conflict with, or result in, any breach of any material obligation of FedEx.

d.	This Merger Protocol has been duly and properly executed and duly delivered, as required by law, by FedEx, and assuming due authorisation, execution and delivery of this Merger Protocol by TNT Express, constitutes a legal and binding obligation of FedEx, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

e.	At the date of this Merger Protocol, FedEx does not hold any Shares or rights to Shares, other than in respect of the Irrevocable.

f.	At Settlement, FedEx will have fully committed cash funds available for the Transactions, which allow FedEx to fully finance the aggregate Offer Price in cash, its financial obligations in the Buy-Out, the total consideration payable in the Asset Sale, and any re-financing triggered by either declaring the Offer unconditional, Settlement or the Asset Sale.

SCHEDULE E.	CONDUCT OF BUSINESS DURING INTERIM PERIOD

During the Interim Period TNT Express shall refrain from taking the following actions (and shall procure that its Group Companies shall refrain from taking any such actions) without the prior written consent of FedEx, which consent FedEx shall not unreasonably withhold or delay:

1.	make any material changes to the legal, tax or accounting structure of the Group;

2.	other than agreed in this Merger Protocol, amend its Articles of Association or similar constitutional documents (including shareholders and joint venture agreements);

3.	create, extend, grant, issue, or agree to create, extend, grant, issue or allow any third party rights over (i) any of the TNT Express Group’s material assets, and (ii) any securities in members of the Group, except in the ordinary course of business;

4.	create, issue, increase, acquire, reduce, repay, redeem or dispose of, or agree to create, issue, increase, acquire, reduce, repay, redeem or dispose of any shares or equity interests, including options, in the capital of TNT Express or instruments convertible into shares other than agreed in this Merger Protocol, TNT Express’s final dividend over the financial year 2014 or 2015, or the Incentive Plans;

5.	grant, or agree to grant, any option in respect of any Shares or other securities, other than under the existing Incentive Plans and the 2015 incentive plan in accordance with Clause 9.3.5 of the Merger Protocol;

6.	make or enter into any capital or investment commitments or operating leases that individually exceed EUR 10,000,000, or make any acquisitions or divestments involving amounts in excess of EUR 10,000,000;

7.	enter into any covenant not to compete;

8.	except pursuant to any existing agreed arrangements, materially increase, or agree to materially increase the remuneration (including fringe, severance, retirement, death or disability benefits) of any of its directors, officers or key employees or make any material change in the provisions of employment of any of its directors, officers or key employees or employ or end the employment of any such person or grant, or agree to grant, any bonuses or any other material one-off benefits to its directors, officers or key employees;

9.	enter into any new material borrowings or change or agree to change the principal terms of any material existing borrowings;

10.	enter into or terminate any material agreement outside the ordinary course of business (such as an outsourcing agreement) or any supplier agreement that has a duration of more than three years, any of which involves an aggregate cost or exposure in excess of EUR 5,000,000;

11.	dispose of any material rights to use any intellectual property or dispose of or disclose to any person any trade secrets, formula, process or know-how owned or possessed by the Group;

12.	provide, extend or renew any guarantee or security for the obligations of any other party other than those of any of the companies forming part of the Group and except in the ordinary course of business;

13.	sell or dispose of, or create, extend, grant, issue, encumber, or agree to sell or dispose of, or create, extend, grant, issue, encumber or allow any third party rights over any of the Group’s material assets except in the ordinary course of business;

14.	enter into, terminate or materially amend any employee benefit plans, severance, insurance, redundancy (including, without limitation, any social plans), pension or other employee benefit plan or collective bargaining agreement, other than those in line with existing plans, obligations or agreements or in line with market practice in the relevant country;

15.	appoint any new senior managers or dismiss any senior managers (being managers having an annual base salary of at least EUR 200,000), unless for any reason of serious cause requiring immediate action;

16.	make any tax election or settle or compromise any material tax liability for an amount in excess of EUR 2,500,000 per matter and EUR 5,000,000 in aggregate, except if such tax liability was provided for in the Party’s consolidated financial statements for the year ended 2014;

17.	enter into a Tax Ruling or take any action that is inconsistent with the terms of an existing Tax Ruling; and

18.	settle any litigation involving an amount exceeding EUR 2,500,000.

When FedEx is requested to grant its consent as referred to above, FedEx shall as soon as possible, and in any event within 2 (two) Business Days after the request has been made, inform TNT Express in writing whether it consents to the proposed action, or if it withholds its consent, the reasons for doing so. If FedEx fails to inform TNT Express, the consent will be deemed to have been granted for the taking of the proposed action so requested by TNT Express.

Permitted Transactions

As Permitted Transactions will qualify:

a.	none

TNT Express will keep FedEx informed of any material development in respect of such Permitted Transactions.

SCHEDULE F.	ASSET SALE

SCHEDULE G.	BINDING ADVICE

1.	These terms indicate the proceedings and the basis for the Binding Advice in respect of the matters in dispute between the Parties (the Matters in Dispute).

2.	The Binding Advisor will be the President of the Enterprise Chamber. If such agreed Binding Advisor is not able (for whatever reason) to provide the Binding Advice within 10 (ten) Business Days, each Party will be entitled to request the President of the District Court of Amsterdam to appoint another independent lawyer as a Binding Advisor within 2 (two) Business Days. The Binding Advisor will decide as binding advisor, not as arbitrator. The Parties shall fully cooperate with the Binding Advisor and shall provide him or her promptly with all information that he or she reasonably requires. The Binding Advice will be rendered within 10 (ten) Business Days after the dispute having been referred to the Binding Advisor or such shorter period as the Parties may agree. Notwithstanding the previous sentence, if the Binding Advice relates to an Offer Condition, the Binding Advice will be rendered no later than noon CET on the Business Day before the Unconditional Date. The Binding Advice will be final and binding on the Parties and each of the Parties shall fully comply with the Binding Advice and the content thereof.

3.	The Matters in Dispute are to be set out in the Parties’ respective Disagreement Notice and Counter Notice. The Parties agree that such notices together set out all of the Matters in Dispute between the Parties which are to be the subject of the Binding Advice process contemplated herein.

4.	The Binding Advisor may make such additional enquiries as he or she may determine in his or her discretion to assist with the Binding Advice. Any such enquiries will be made in writing jointly to the Parties setting out the issues that the Binding Advisor considers that either or both Parties should address.

5.	The Binding Advisor will ensure that either Party has a reasonable opportunity to present its arguments, taking into account the timeframe to render the Binding Advice, and will treat the Parties equally.

6.	The Binding Advisor may seek advice from experts where there is any question or issue arising from any of the information submitted which require specialist expertise outside the scope of the Binding Advisor’s own expertise. In the event the Binding Advisor decides to obtain external advice, he or she will make the requirement known to the Parties.

7.	The Parties require this dispute to remain confidential between them, the Binding Advisor and any expert engaged by the Binding Advisor. The Binding Advisor agrees to observe and ensure such confidentiality and to ensure that all documentation and correspondence remain confidential. The Binding Advisor will not disclose any confidential information concerning the Parties’ business to third parties without the relevant Party’s prior written consent unless otherwise required by law, a court of competent jurisdiction, taxation authorities or other government or regulatory authority.

8.	The Binding Advisor will render his Binding Advice as amiable compositeur. The Binding Advice will be final and binding on the Parties as regards the relevant Pre-Offer Conditions or Offer Conditions, as the case may be.

9.	The Binding Advice will set out in writing, for each of the Matters in Dispute, a decision as to the relevant Pre-Offer Condition or Offer Condition, as the case may be, and a brief explanation of the basis upon which the Binding Advisor reached his Binding Advice.

10.	The fees of the Binding Advisor (including the fees of the advisors to the Binding Advisor) will be borne equally by FedEx and TNT Express, unless the Binding Advisor determines that either of FedEx and TNT Express was unreasonable in its approach to the Matters in Dispute in which case the Binding Advisor, in its sole discretion, may apportion such fees as it sees fit.

SCHEDULE H.	NON-FINANCIAL ASPECTS OF THE COMBINATION

1.	Strategy

1.1	By combining their businesses and drawing on their considerable capabilities, TNT Express and FedEx intend to create a leading global player in providing logistics, transportation, express delivery and related business services.

1.2	The complementary elements of this business combination will give customers around the world access to an unparalleled, integrated, global air/ground network dedicated to delivering efficient and highly reliable service.

2.	Employment and employee representation

Workforce

Given the intention by FedEx and TNT Express to build and grow the Combination, they will ensure that the Combination is properly staffed. To that end, and in accordance with this Merger Protocol, TNT Express and FedEx will consult and cooperate with one another in working to avoid any reorganisation or restructuring plans that would result in significant reductions in the (a) global workforces of TNT Express or FedEx, and (b) the workforces of TNT Express or FedEx in The Netherlands, except only in respect of reorganisation or restructuring initiatives of TNT Express outlined at TNT Express’s capital markets day of 18 February 2015, including Outlook and Deliver!

Selection

2.1	FedEx shall ensure that persons currently holding management and staff positions within the TNT Express Group will be given fair opportunities to hold management and staff positions (including country, functional and central management) within the Combination (without prejudice to TNT Express’s, FedEx’s or the Combination’s rights as an employer under Applicable Laws in individual cases) pursuant to a “best person for the job” process.

2.2	FedEx shall ensure that any employees within the Combination if and when appropriate will receive proper training.

Existing rights

2.3	After the Settlement Date and, if applicable, for the agreed duration of the respective arrangements, FedEx will respect and continue the current TNT Express employee consultation structure (i.e. the European works council, the Works Council and other existing employee representative bodies).

2.4	FedEx will respect the existing employment terms of TNT Express, including any existing social plans, pension rights (including pursuant to pension plans), profit sharing arrangements and schemes, covenants and collective labour agreements (including the employee benefits included in the terms thereof), as well as the terms of the individual employment agreements between the TNT Express Group and its employees.

2.5	The Parties agree to honour the existing arrangement regarding the mitigated structure regime (gemitigeerd structuurregime) of TNT Express Nederland B.V. including having a supervisory board consisting of 3 (three) supervisory directors, 1 (one) of which will be appointed on the basis of a nomination made by the Works Council, in accordance with the terms of such arrangements.

3.	Locations of TNT Express and organisation

3.1	FedEx shall make Amsterdam/Hoofddorp the European regional headquarters of the Combination.

3.2	FedEx recognises the significant value of TNT Express’s operations, assets and people in Liège and is committed to maintaining Liège as a significant operation for the Combination group going forward.

3.3	It is the intention of FedEx that TNT Express’s road freight network in Europe and its management shall play a leading role within the Combination.

3.4	Subject to (i) the integration of the TNT Express and FedEx businesses, (ii) any Commitments, and (iii) any divestments of the Airlines, FedEx does not intend to sell and/or transfer the majority of the TNT Express Group to a third party or sell and/or transfer the majority of assets of the companies belonging to the TNT Express Group to a third party.

3.5	FedEx will allow the Combination to continue its leadership in sustainable development.

4.	Airline

4.1	As further set out in Clause 9.7, FedEx will work with TNT Express to find a structure for the airline that complies with European and US airline ownership rules, with possible commitments to accommodate a sale of airlines to a European third party.

4.2	It is the intention of FedEx that intercontinental air operations would, where permitted by Applicable Law, continue to be conducted by FedEx following a transaction, with appropriate handling of obligations with respect to TNT Express’s pilots in accordance with Applicable Law.

5.	Brand

Based on careful planning, the Combination may implement the gradual and prudent phase-out of TNT Express’s brand on a country-by-country basis as part of the integration of TNT Express and FedEx, and TNT Express’s brand will be maintained for an appropriate period.

6.	Finance

FedEx and TNT Express will ensure that after Settlement the TNT Express Group will remain prudently financed, including but not limited to in respect to the level of debt incurred or to be incurred by the TNT Express Group, to safeguard business continuity and to support the success of the business.

SCHEDULE I.	AMENDED ARTICLES OF ASSOCIATION

Part 1 - Amended Articles of Association after Settlement

Part 2 - Amended Articles of Association after delisting

Part 3 - Amended Articles of Association for conversion

SCHEDULE J. LETTER OF RESIGNATION

Reference is made to Clause 7.4 of the merger protocol between FedEx Corporation and TNT Express N.V. dated 6 April 2015 (the Merger Protocol). Capitalised terms used but not defined in this resignation letter shall have the meaning assigned to them in the Merger Protocol.

The undersigned: [—]

hereby declares:

a. to be a member of the supervisory board of TNT Express N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) at Amsterdam, The Netherlands and its registered office at Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands (TNT Express);

b. in connection with the contemplated acquisition of the business of TNT Express by FedEx by means of a public offer for all the issued and outstanding ordinary TNT Express shares, to resign as member of the supervisory board of TNT Express as per the Settlement Date;

c. that he/she has been consulted with respect to the resolution in relation to the acceptance of his/her resignation and his/her discharge and that he/she hereby irrevocably and unconditionally waives his/her rights to give advice to the general meeting of shareholders of TNT Express in relation to such resolution; and

d. not to have and as per his/her resignation becoming effective will not have, any claim whatsoever against TNT Express in respect of loss of office or otherwise, except with respect to compensation under any remuneration arrangement in respect of services rendered to TNT Express during the relevant financial year.

The declarations contained in paragraphs b. and d. of this resignation letter are conditional upon Settlement taking place.

This letter inures to the benefit of the management board and supervisory board of TNT Express.

Signed on              2015

By:
Title:	member of the supervisory board of TNT Express N.V.